UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory note:

This document relates to the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft. After the proposed offer of cash compensation is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Convenience Translation -
German Version legally binding

Joint Report of

the Management Board of Schering Aktiengesellschaft

and

the Managing Directors of Dritte BV GmbH

concerning the

Domination and Profit and Loss Transfer Agreement

between

Schering Aktiengesellschaft and Dritte BV GmbH

pursuant to § 293a AktG
(German Stock Corporations Act - Aktiengesetz)

31 July 2006

Convenience Translation - German Version legally binding

Convenience Translation - German Version legally binding

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Annex 1:
Independent expert opinion by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft for the determination of the equity value of Schering AG as of 13 September 2006 dated 27 July 2006

Annex 2:
Indicative estimation by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft of the impacts on the value resulting from a possible recall of Ultravist 370 dated 30 July 2006

Convenience Translation - German Version legally binding

The Management Board of Schering Aktiengesellschaft, Berlin, ("Schering AG") and the Managing Directors of Dritte BV GmbH, Leverkusen, jointly submit the following Report on the Domination and Profit and Loss Transfer Agreement between Schering AG and Dritte BV GmbH pursuant to § 293a German Stock Corporations Act (Aktiengesetz, "AktG"):

A.
Conclusion of the Agreement, Effective Date

The Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH as the dominating company and Schering AG as the controlled company (hereinafter also, the "Agreement") was concluded today (31 July 2006). In order to take effect, the consent of the General Meeting of Schering AG as well as the consent of the shareholders' meeting of Dritte BV GmbH is required. Pursuant to § 294 (2) AktG and § 6 (2) of the Agreement, it takes effect upon registration of its formation in the Commercial Register at the registered office of Schering AG.

B.
Description of the Contractual Parties and
their Integration into the Bayer Group

I.	Schering AG and the Schering Group

1.	Overview

Schering AG is an international pharmaceutical company with more than 150 consolidated subsidiaries worldwide; it is the parent company of the Schering Group. The Schering Group (hereinafter also referred to as "Schering") concentrates its operations primarily in the following four business areas: Gynecology&Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology. The most important markets are the USA, Germany, Japan, Italy, France, Spain, Great Britain, Brazil, Australia and Mexico. In 2005, more than 70% of the group sales were made in these ten countries in 2005. In all of the important markets, Schering AG owns subsidiaries with their own sales and marketing organizations.

The Schering consolidated financial statements for the fiscal year 2005, prepared according to the international financial reporting standards (IFRS), showed sales in the amount of EUR 5,308 million, net income (EBIT) of EUR 928 million and annual profit of EUR 619 million. As of 31 December 2005, the Schering Group employed worldwide more than 24,000 employees.

Convenience Translation - German Version legally binding

During the first half of 2006, the Schering Group had sales int the amount of EUR 2,824 million with a net income of EUR 410 million and a group profit of EUR 301 million. The number of employees as of 30 June 2006 was 23,098 (full-time employees only).

2.	Corporate History

The history of Schering AG began in 1851 with the purchase of a pharmacy on the Chausseestraße in Berlin by Ernst Schering (1824-1889) where he produced and sold pharmaceuticals. The company went public in 1871. Until World War I Schering continued to expand and established a global export network. In 1922, Oberschlesische Kokswerke and Chemische Fabriken AG acquired Schering. In 1937 the same company decided to name the parent company Schering AG.

After World War II, the efforts of developing the business and investing in research and development in the 1950s and 1960s started to show in a regained presence in foreign countries, a continuous increase in the number of employees and the market launch of important diagnostic and hormone medicines. Efforts to concentrate on the core business area of pharmaceuticals resulted in the sale of the chemical/technical business areas beginning in the late 1980s and ending 1993. Schering completed the last step in its strategic transformation to a pharmaceutical enterprise in 2002 when the shares of the phytosanitary company which Schering had established in the same year together with the former Hoechst AG and in which the phytosanitary business was outsourced, were sold to Bayer AG. Since then, Schering AG concentrates its efforts in four business areas: Gynecology&Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology.

In June 2006, Dritte BV GmbH, which belongs to the Bayer Group, acquired the majority of shares in Schering AG . This was preceded by a tender offer made by Dritte BV GmbH to the shareholders of Schering AG on 13 April 2006. On 24 May 2006, the European Commission granted permission for the takeover; clearance made by antitrust authority in the USA was granted on 21 April 2006.

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3.	Registered Office, Fiscal Year and Purpose of Company

Schering AG has its registered office in Berlin. The Company is registered in the Commercial Register of the local court (Amtsgericht) of Charlottenburg under registration no. 93 HRB 283. The fiscal year of Schering AG is the calendar year.

As stated in the Articles of Association of Schering AG (available at www.schering.de), the purpose of the Company is:

-
to research, develop, manufacture, buy, and sell all types of chemical and biotechnology products; these products include in particular pharmaceuticals, pharmaceutical substances, diagnostics and vaccines for human and veterinary medicine, as well as fine chemicals, radioactive substances, and intermediates.

-	to research, develop, manufacture, buy, and sell preparations and equipment for medical and laboratory purposes; and

-	to develop, acquire, and commercialize chemical, biological, and technical processes and facilities.

4.	Share Capital, Shareholders and Stock Exchange Trade

a)	Share Capital, Shareholders and Stock Exchange Trade

The current share capital of Schering AG is EUR 194 million, divided into 194 million bearer non-par shares each representing EUR 1 of the share capital. At the time this Report was prepared, approximately 91% of the total share capital is held by Dritte BV GmbH, a wholly owned subsidiary of Bayer AG. Schering AG itself holds 3,159,000 shares in Schering (approximately 1.6% of the share capital) as treasury shares (as of 27 July 2006) (see below, B I 4 d). To the knowledge of the parties the remaining shares are widely held. Since no votes can be exercised for the treasury shares held by Schering AG (§ 71b AktG), the portion of the voting rights of Dritte BV GmbH and all remaining shareholders is increased accordingly. Thus, the stake of Dritte BV GmbH of approximately 91% of the share capital corresponds to a share in the voting rights of approximately 92.4%. A share in the voting rights of approximately 7.6% is allocated to the outside shareholders.

Convenience Translation - German Version legally binding

Shares in Schering are admitted to trade on the official market as well as in the segment of the official market with expanded obligations (prime standard) at the Frankfurt Stock Exchange and are traded there under the symbol "SCH" and the securities identification number (Wertpapier-Kennnummer) (WKN) 717200 as well as under the International Securities Identification Number (ISIN) DE 0007172009. Furthermore, the Schering shares are admitted to trade on the official market at the stock exchanges in Berlin-Bremen, Düsseldorf, Hamburg and Munich as well as on the Swiss stock exchanges in Basel, Geneva and Zürich. The Schering shares are also traded in the over-the-counter-market at the stock exchanges in Stuttgart and Hannover.

Since 2000, the shares are admitted to trade on the New York Stock Exchange ("NYSE"). The Schering shares are traded there as American Depository Shares ("ADS"), certificated in American Depository Receipts ("ADR"), under the symbol "SHR" as well as under the Common Universal Security Identification Product (CUSIP) 806585204 and under the ISIN US 8065852043. One Schering ADS is equivalent to one share in Schering.

b)	Authorized Capital

Upon approval of the Supervisory Board, the Management Board of Schering AG is authorized to increase the share capital of the Company one or more times up to 15 April 2009 by issuing new shares against cash or non-cash contributions totaling no more than EUR 97 million (authorized capital). Under certain circumstances described more fully in the Articles of Association of Schering AG, the Management Board is authorized, upon approval of the Supervisory Board, to exclude the subscripton rights of the shareholders.

c)	Contingent Capital

The Management Board of Schering AG is also authorized, by resolution of the General Meeting of 16 April 2004, upon approval of the Supervisory Board, to issue one or more times convertible bonds and/or bonds with warrants until 15 April 2009. The total nominal amount of these bonds may not exceed EUR 600 million. In total, convertible bonds and options for Schering AG shares may be issued up to an amount equaling EUR 10 million of the share capital. The share capital is increased contingently by up to EUR 10 million by issuance of up to 10 million bearer shares (contingent capital I).

Convenience Translation - German Version legally binding

In addition, the share capital of Schering AG is contingently increased by a further EUR 5 million (contingent capital II). This contingent capital may only be used to grant new shares to holders exercising their stock options issued by 30 September 2003 based on the authorization of the General Meeting of Schering AG on 26 April 2001 to the extent that Schering AG does not settle the options using own shares or a cash settlement.

d)	Authorization to Acquire Own Shares

The Annual General Meeting of Schering AG authorized the Management Board of Schering AG on 19 April 2006 to acquire own shares of the Company until 30 September 2007. In total, up to EUR 15 million of the share capital may be acquired on the basis of this authorization. When acquiring own shares of the Company on the stock exchange, the purchase price for one Schering share may neither be more than 10% nor less than 20% of the average closing price of the share on the Stock exchange (Xetra) on the three trading days immediately preceding the conclusion of the binding agreement to purchase the shares. In the case of a public tender offer, the purchase price for a share may not be more or less than 20% of the average Xetra closing price on the three trading days preceding the publication of the offer.

As of 27 July 2006, Schering AG holds 3,159,000 Schering shares as treasury shares. This equals approximately 1.6% of the total share capital of Schering AG. These treasury shares do not have voting rights (§ 71b AktG).

5.	Corporate Bodies and Representation

The Management Board of Schering AG consists currently of six members:

-	Dr. Hubertus Erlen (Chairman)
-	Dr. Karin Dorrepaal
-	Dr. Ulrich Köstlin
-	Prof. Dr. Rainer Metternich
-	Prof. Marc Rubin, MD
-	Dr. Jörg Spiekerkötter

Convenience Translation - German Version legally binding

It is planned that, with exception of Dr. Ulrich Köstlin and Prof. Marc Rubin, all members of the Management Board will resign from office with effect as of the end of the Extraordinary General Meeting which will vote on the Domination and Profit and Loss Transfer Agreement between Schering AG and Dritte BV GmbH. Dr. Hubertus Erlen has already tendered his resignation with effect as of the above date. It is intended to appoint, in addition to the current Management Board members Dr. Ulrich Köstlin and Prof. Marc Rubin, three new members of the Management Board immediately following the General Meeting. At present, the following composition of the new Management Board is planned:

-	Arthur Higgins (Chairman)
-	Werner Baumann
-	Dr. Ulrich Köstlin
-	Dr. Gunnar Riemann
-	Prof. Marc Rubin, MD

Pursuant to § 8 (2) of the Articles of Association of Schering AG, the Company is legally represented by two members of the Management Board or by one member of the Management Board in conjunction with an authorized signatory (Prokurist).

The Supervisory Board of Schering AG consists of sixteen members. Pursuant to the provisions of the German Act on Co-determination (Mitbestimmungsgesetz), there are eight members representing the shareholders and an additional eight members representing the employees. The eight shareholder representatives are:

-	Dr. Giuseppe Vita (Chairman)
-	Dr. Karl-Hermann Baumann
-	Dr. Mathias Döpfner
-	Prof. John A. Dormandy
-	Dr. Reiner Hagemann
-	Prof. Dr. Dieter Hinzen
-	Dr. h.c. Martin Kohlhaussen
-	Detlef Olufs

Convenience Translation - German Version legally binding

The eight employee representatives are:

-	Norbert Deutschmann (Vice Chairman)
-	Hans-Georg Bleeck
-	Johannes Heitbaum
-	Dr. Hans-Peter Niendorf
-	Detlef Pfotenhauer
-	Dr. Ulrich Sommer
-	Sabine Süpke
-	Heinz-Georg Webers

As a result of the acquisition of the majority of shares by Dritte BV GmbH, all shareholder representatives, with exception of Dr. Karl-Hermann Baumann and Dr. Reiner Hagemann, have resigned their offices with effect as of the end of the Extraordinary General Meeting of Schering AG voting on the Domination and Profit and Loss Transfer Agreement between Schering AG and Dritte BV GmbH. Therefore, six new shareholder representatives will be elected at the General Meeting. Nominees are:

-	Prof. Dr. Friedrich Berschauer
-	Dr. Hubertus Erlen
-	Dr. Roland Hartwig
-	Klaus Kühn
-	Achim Noack
-	Werner Wenning

Planned is that Werner Wenning, chairman of the Management Board of Bayer AG, become chairman of the Supervisory Board of Schering AG and Dr. Hubertus Erlen, currently chairman of the Management Board of Schering AG, become a further deputy chairman of the Supervisory Board.

6.	Structure of the Schering Group / Major Participations

a)	Management Structure of the Schering Group

As a global pharmaceutical company with extensive worldwide business operations, Schering AG conducts its business on a geographic basis. This corresponds with the structure of the distribution organization as well as the internal reporting, and takes into account the predominant risk and earnings structure for the business activities. The pharmaceutical business is divided into five geographic segments: The regions Europe, USA, Japan, Latin America/Canada and Asia/Pacific. The Other Activities - primarily the dermatology business conducted by the subsidiary Intendis GmbH, the pharmaceutical chemicals business and, since 1 January 2006, the Medrad Group operations with application technologies and contrast agents - are separately described because these are managed and reported centrally on a worldwide basis.

Convenience Translation - German Version legally binding

Allocation of business to geographic segments is generally determined by the location of the customer. The Europe segment includes all Member States of the European Union and all countries of the European continent including Russia and Turkey. This segment also includes the countries of the Caucasus, central Asia and Middle East, the Indian Subcontinent and the whole African continent. Sales for the segment Europe also include worldwide sales of the affiliate companies Schering Oy, Jenapharm, CIS bio international (until first quarter of 2006) and the Justesa Imagen Group. The USA Region comprises the United Staates of America and Puerto Rico. The Asia/Pacific Region includes the countries of South-East Asia and East Asia (with exception of Japan) as well as Australia and New Zeeland.

The following chart provides an overview of the regional management structure of the Schering Group:

b)	Legal Structure of the Schering Group / Major Participations

Schering AG, as the parent company of the Schering Group, assumes management for the areas of production, sales and distribution, R&D and all typical administrative functions. The operational business is conducted by Schering AG itself as well as by its subsidiaries.

Schering AG directly or indirectly holds participations in more than 150 subsidiaries worldwide. Major domestic group companies have concluded Domination and/or Profit and Loss Transfer Agreements with Schering AG. The most important participations (as of 31 December 2005) are shown in the following overview:

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Name of the Company	Registered Office	Share in capital stock in %

Europe Region
Jenapharm GmbH & Co. KG	Germany	100.0
Schering Deutschland GmbH	Germany	100.0
N.V. Schering S.A.	Belgium	100.0
Schering Oy	Finland	100.0
CIS bio international S.A.*	France	100.0
Schering S.A.S.	France	99.9
Schering Health Care Ltd.	Great Britain	100.0
Schering S.p.A.	Italy	100.0
Schering Nederland B.V.	The Netherlands	100.0
Schering Austria Ges. m.b.H.	Austria	100.0
Schering Lusitana Lda.	Portugal	100.0
Schering (Schweiz) AG	Switzerland	100.0
Schering España S.A.	Spain	99.9
Schering Alman Ilaç ve Ecza Ticaret Ltd.	Turkey	100.0
Schering (Pty.) Ltd.	South Africa	100.0

USA Region
Schering Berlin Inc.	USA	100.0
Berlex, Inc.	USA	100.0
Medrad, Inc.**	USA	100.0

Japan Region
Nihon Schering K.K.	Japan	100.0

Latin America/Canada Region
Schering Argentina S.A.I.C.	Argentina	100.0
Schering do Brasil Ltda.	Brazil	100.0
Schering Colombiana S.A.	Columbia	100.0
Schering Mexicana S.A.	Mexico	100.0
Berlex Canada, Inc.	Canada	100.0

Asia/Pacific Region
Schering Pharmaceutical Ltd.	China	100.0
P.T. Schering Indonesia	Indonesia	100.0
Schering (Korea) Ltd.	South Korea	100.0
Schering Taiwan Ltd.	Taiwan	100.0
Schering (Bangkok) Ltd.	Thailand	100.0
Schering Pty. Ltd.	Australia	100.0

Convenience Translation - German Version legally binding

Name of the Company	Registered Office	Share in capital stock in %
Other Activities
Intendis GmbH	Germany	100.0
Intendis Dermatologie GmbH	Germany	100.0
Intendis Manufacturing S.p.A.	Italy	100.0
Intendis S.p.A.	Italy	100.0
Intendis Inc.	USA	100.0
Intendis K.K.	Japan	100.0

* Participation was sold in the year 2006 ** Since 1 January 2006 included under "Other Activities"

7.	Business Operations of the Schering Group

Schering primarily focuses its activity on four business areas: Gynecology&Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology. The "Other Sources" of the Schering Group include the dermatology business conducted by its subsidiary Intendis and the pharmaceutical chemicals business, whereas the Medrad Group's business of application technology for contrast agents is reported as part of the business division Diagnostic Imaging.

a)	Gynecology&Andrology

In the field of Gynecology&Andrology, Schering develops and distributes products in the field of birth control for women, menopause management, gynecologic diseases, testosterone deficiency and fertility control for men. In the fiscal year of 2005, this business area realized sales of EUR 1,979 million. This correlates to 37% of the total Schering Group sales. The sales of this division for the first half of 2006 are EUR 1,116 million (40% of the total Schering Group sales). The business area of birth control for women solely accounted for sales of EUR 1,681 million in the fiscal year of 2005 (32% of the Schering Group sales; first half of 2006: EUR 955 million, 34% of the Schering Group sales). The sales for the business area of menopause management were EUR 169 million in 2005; EUR 87 million in the first half of 2006 (in each case 3% of the total Schering Group sales).

Convenience Translation - German Version legally binding

Female contraception

Schering is the world market leader in the field of hormonal birth control since 2005. Particularly by strengthening the position in the USA, this leadership is planned to be expanded. One of the most important specialized areas of Schering in this context is the development of oral contraceptives with various additional benefits relevant for health. Furthermore, non-oral contraceptives are gaining importance as an alternative to the pill.

The most important driver of growth in the field of female contraception is the oral contraceptive Yasmin® which accounted for sales of EUR 586 million in the year 2005 (sales first half of 2006: EUR 351 million). The success of Yasmin® is primarily based on the new progestin drospirenone. The pharmacological profile of this substance offers women advantages which extend beyond the contraceptive effect.

The drospirenone-product family consists, in addition to Yasmin®, of the products YAZ and Yasminelle®. YAZ was introduced to the US market in April of 2006. Yasminelle®, a lower dosage version of Yasmin® with only 20 micrograms of ethinylestradiol, is scheduled to be introduced in the most important European countries in the second half of 2006.

Among the non-oral contraceptives, Mirena®, an intrauterine system (IUS) for long-term contraception, is of particular importance. The sales of the fiscal year 2005 for this product reached an amount of EUR 243 million (EUR 143 million in the first half of 2006).

Diane-35®, an acne therapeutic agent with contraceptive effect which accounted for sales of EUR 172 million in the year of 2005 (sales first half 2006: EUR 92 million) is another important sales product in the business area Gynecology&Andrology. Finally, the products Microgynon® and Meliane® which accounted for sales of EUR 133 million and EUR 124 million respectively in the year of 2005 (EUR 73 million and EUR 64 million respectively in the first half of 2006) have to be mentioned in the fields of contraception.

Convenience Translation - German Version legally binding

Menopause management

In the field of menopause management, Schering offers various innovative ways to treat discomfort relating to menopause.

The hormonal product Angeliq® contains in addition to drospirenone, the substance estradiol which relieves menopause symptoms. Furthermore, in comprehensive clinical phase III studies Angeliq® was proven to be also effective for lowering blood pressure. Angeliq® is admitted in both Europe, and the USA.

In January 2006, Climara Pro® was admitted in the USA for the prevention of post-menopausal osteoporosis. Climara Pro® is the only combined hormone patch for weekly application that can be used for the prevention of osteoporosis as well as the relief of vasomotor symptoms.

Gynecological therapy

Many gynecological diseases can be treated by administering hormonal products. During the development of this business sector, Schering also develops innovative treatment options for other gynecological indications such as uterine fibroids and endometriosis.

Testosterone deficiency and fertility control for men

In recent years, Schering has introduced a series of innovative products for the treatment of low testosterone to the market.

Nebido® is the first testosterone product which usually needs to be injected only every three months. Traditional substances require approximately twenty injections per year. Because it is a gel, Testogel®, which is marketed in Europe, can be applied to the skin by the patient himself.

The Schering Group has also taken on the challenge of developing a reliable, safe and reversible procedure for fertility control for men.

Convenience Translation - German Version legally binding

b)	Diagnostic Imaging

The Schering Group is one of the world market leaders in the field of in vivo diagnostic imaging with its products for x-ray procedures and magnetic resonance imaging. Diagnostic imaging enables doctors to precisely diagnose diseases at early stages and commence appropriate treatment. In this field, the Schering Group places emphasis on the production of innovative contrast agents used in computer tomography (CT), other x-ray procedures as well as magnetic resonance imaging (MRI). The position of the Schering Group in this field is strengthened by the business of the subsidiary Medrad, Inc., the world market leader in application technologies for contrast agents. The radio-pharmaceutical business, which so far also belonged to the diagnostic imaging business area, was sold according to the plan of focusing on the core business in the first half of 2006.

In fiscal year 2005, the diagnostic imaging division accounted EUR 1,404 million (27% of the Schering Group sales) in sales. Thereof, EUR 583 million accounted for x-ray contrast agents, EUR 362 million accounted for MRI contrast agents and EUR 329 million accounted for application technology. The remaining amount is the radio-pharmaceutical business which has been sold. Sales in this business area were EUR 698 million in the first half of 2006 (25% of the total Schering Group sales), whereas x-ray contrast agents accounted for EUR 298 million, MRI contrast agents for EUR 185 million and application technology for EUR 171 million.

X-ray contrast agents

The Schering Group offers a broad range of x-ray contrast agents. This includes in particular the products Ultravist® and Iopamiron® with sales in 2005 equaling EUR 248 million and EUR 242, respectively (EUR 143 million, EUR 110 million, respectively for the first half of 2006). Both are suitable for all standard x-ray and CT examinations and can be used for a variety of diagnostic issues. At present, Ultravist® is used more than ten million times per year.

The combination of Ultravist® with innovative CT procedures like the Dual Source CT System from Siemens promises clinical advantages over existing CT systems. This applies in particular to rapidly growing areas of application of diagnostic imaging such as CT examinations of the heart or the use of CT in intensive care. Schering and Siemens Medical Solutions are jointly researching this area. Beyond the new application options for established contrast agents, like Ultravist®, the Dual Source CT technology is expected to open new opportunities for innovations in the field of CT contrast agents.

Convenience Translation - German Version legally binding

Today (31 July 2006), Schering AG has recalled Ultravist® 370 (iopromide injection) due to the potential that particulate matter in conjunction with crystallization may be present in the product. These facts have been published by Schering AG in an ad hoc disclosure under § 15 Securities Trading Act (Wertpapierhandelsgesetz, "WpHG") of today. Reference is made to Section E I-III and to the “Indicative estimation of the impacts on the value resulting from a possible recall of Ultravist 370” of 30 July 2006 which is attached to this Report as an annex.

MRI contrast agents

MRI visualizes changes in the structure of body tissue earlier, more clearly and more precisely than standard x-ray examinations or ultrasound diagnostics. Over the past years, the Schering Group introduced to the market new, specialized contrast agents for the rapidly developing field of MRI. In addition for purpose of diagnosing diseases, MRI is increasingly being used for planning treatment and providing evidence of treatment results.

Schering Group's leading MRI contrast agent is Magnevist®. It is the first MRI contrast agent introduced to the market and until today it is the most commonly used worldwide, more than 60 million times to date. In 2005, Schering Group realized EUR 328 million in sales with this product (EUR 161 million in the first half of 2006).

Gadovist® 1.0 is a highly concentrated MRI contrast agent which is marketed specifically for MRIs of the brain and the spinal cord. As of its high concentration, Gadovist® 1.0 allows better detection and classification of the blood flow in tumors, for example. The product is also approved for vascular examinations.

Primovist® is an organ-specific MRI contrast agent to detect and characterize liver lesions. Because of its structural properties, Primovist® is absorbed in particular by liver cells (hepatocytes) and therefore has a contrast-enhancing effect in liver tissue.

Resovist® is another organ-specific MRI contrast agent for liver examinations. It is suitable for detecting even small liver lesions for instance in tests before surgical operations. It is used for early diagnosis of patients with suspected liver tumors or metastases.

Convenience Translation - German Version legally binding

Today, magnetic resonance angiography (MRA) offers doctors and patients an additional, gentler and safer method for producing images of blood vessels, which allows for vascular diseases to be detected at very early stages. One major advantage of this minimally invasive technique is that catheters are not needed. The novel gadolinium-based product, Vasovist®, is the first in a new class of blood-pool contrast agents for MRA.

Molecular and optical imaging

The Schering Group is pursuing promising approaches in the field of molecular imaging on innovative carrier molecules which connect only to certain cell structures to develop disease specific media for the imaging of biological processes at the molecular level. To develop optical imaging, a process which utilizes laser light to x-ray tissue, Schering Group concluded a cooperation agreement with Royal Philips Electronics.

Application technologies for contrast agents

In addition to contrast agents, Schering develops, manufactures and markets injection systems and equipment through its subsidiary Medrad, Inc. Medrad’s innovations in the field of MRI include the injection system Spectris Solaris®, which facilitates precise application of the contrast agent, as well as infusion pumps for continuous drug administration even in the strong magnetic field of a magnetic resonance imaging scanner. In the area of CT, Medrad offers the Stellant® system, a dual injection system for the application of CT contrast agents. The most recent product development from Medrad is Avanta™, a special fluid management system for injecting contrast agents and saline solution, which is used in cardiac catheter examinations.

Radio-pharmaceutical

The radio-pharmaceutical division produced sales of EUR 125 million in 2005. In order to focus on core business areas, the management of Schering AG decided in December 2005 to sell the radio-pharmaceutical division which had been integrated into the geographic segments. On 22 February 2006, an agreement was made to sell the radio-pharmaceutical division to a Belgian consortium comprising Ion Beam Applications S.A. and the Institut National des Radioéléments. The sale was completed in the first half of 2006.

Convenience Translation - German Version legally binding

c)	Specialized Therapeutics

In the business area Specialized Therapeutics, Schering has developed approaches for treatment of a number of diseases with considerable medicinial requirements and which have a correspondingly large growth potential. In general, this concerns diseases which are only insufficiently treatable up to now. New therapeutic approaches and the possibilities of innovative technologies will give new perspectives by means of effective and safe treatments. The business area Specialized Therapeutics of the Schering Group realized sales of EUR 1,179 million in fiscal year 2005 (22% of Schering Group sales). Of that amount, EUR 936 million alone were attributable to products for the treatment of diseases of the central nervous system, additional EUR 144 million were attributable to products for the cardiovascular system. In the first half of 2006, sales for the business area of Specialized Therapeutics amounted to EUR 616 million (22% of the Schering Group sales). Drugs curing diseases of the central nervous system generated sales of EUR 513 million; cardiovascular system drugs sales of EUR 71 million.

Multiple Sclerosis

Among today's therapies for multiple sclerosis (MS), a chronic disease of the central nervous system, Schering's product Betaferon® (trade name in the USA and in Canada: Betaseron®) is of significant importance, because of its wide range of permitted applications in MS treatment and its precursorship in this field. In most countries, Betaferon® is admitted for all recurring attacks of MS. This product continues to be one of the largest growth drivers in the Schering Group; it generated sales of EUR 867 million in fiscal year 2005 (EUR 481 million in the first half of 2006) and leads the list of strongest products in terms of sales in the Schering Group (see the overview in Section B I 7 f). The patent protection for the product Betaferon®/Betaseron® will expire in 2007 in the USA and 2008 in the important single markets of the European region (Germany, France, Italy and the United Kingdom).

Up to now, Betaferon®/Betaseron® is manufactured by Böhringer Ingelheim Pharma GmbH & Co. KG for the countries of the European Union and by Chiron Corporation for the other markets. In February 2006, after the takeover of Chiron by Novartis, Schering AG exercised the option to purchase from Chiron all of the items of property used in the manufacture of Betaferon®/Betaseron®; the option had been contractually agreed upon for the case of a change-of-control. Schering AG and Chiron have entered into negotiations on the terms of the purchase but the negotiations are still in an early phase. Therefore, the outcome of the negotiations is uncertain.

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Researching extensively, Schering is continuously pushing the further development of Betaferon®. This includes especially the BEYOND Program (Betaferon® Efficacy Yielding Outcomes of a New Dose), which until now is the largest controlled clinical study in MS research with 2,200 patients participating and where a new considerably higher Betaferon® dosage is being tested.

Furthermore, there are other innovations which offer MS patients and their family members aid in living with the disease. This includes, for example, the room temperature stable formula of Betaferon®, which allows the patient greater independence in day-to-day living because the patient does not have to refridgerate the product any longer.

The active ingredient Alemtuzumab is currently being tested as a new option for therapy for MS treatment; this product is currently distributed by Schering under the trademark Campath® for the treatment of chronic lymphatic leukemia. The project is presently in a phase II study.

Morbus Crohn and Morbus Parkinson

Schering is currently developing Sargramostim for the treatment of Morbus Crohn, at this time an incurable inflammatory disease of the digestive track from which approximately 1 million persons suffer worldwide. The product is currently marketed in the USA under the name Leukine® as supporting therapy for various oncological indications.

Shortly before the time this Report was prepared, notice was given that a phase III clinical study (n.o.v.e.l. 4) with Sargramostim for the treatment of Crohn's disease did not reach the expected results. These facts have been published by Schering AG in an ad hoc disclosure under § 15 WpHG of today. With respect to the (as yet uncertain) potential impact, reference is made to Section E I-III of this Report.

A novel possibility to treat Parkinson disease, one of the most common chronic neuro-degenerative diseases, could be offered by Spheramine®, which has been developed by Schering. Spheramine® is a cell-based product consisting of human connective tissue pigments cells attached to micro carriers. The assumption is that these cells will produce dopamine, the neuro-transmitter which is lacking in Parkinson patients, when the cells are transferred to the brain of the patient. The product is at present in phase II of the clinical development.

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ALK-Scherax Arzneimittel GmbH

On 27 February 2006, Schering sold its 50% share in the German distribution company ALK-Scherax Arzneimittel GmbH to its Danish partner ALK-Abelló A/S. ALK-Scherax’s operations, which contributed EUR 34 million to the group sales in 2005, are not among the core business areas of Schering. The transfer was concluded in the first quarter of 2006.

d)	Oncology

Schering has a leading position in the business area Oncology in the field of hematology. Furthermore, Schering offers therapies against solid tumors. The business area Oncology realized sales in fiscal year 2005 of EUR 429 million (8% of Schering Group sales), of which EUR 245 million was realized in Hematology and EUR 184 million in the area Solid Tumors. In the first half of 2006, the sales for this business area account for EUR 233 million (8% of Schering Group sales), whereas EUR 142 million of the sales account for Hematology and EUR 91 million of the sales for Solid Tumors.

Hematological oncology

The comprehensive product portfolio of Schering in the field of hematological oncology offers therapeutic approaches for the targeted treatment of different types of leukemia and lymphoma.

The product Fludara® has established itself as a standard treatment for patients with relapsed or refractory chronic lymphocytic leukemia (CLL). CLL is worldwide the most common form of leukemia in adults with approximately 180,000 new cases annually. Fludara® is used as a first-line therapy for the treatment of CLL. This is currently the most important sales product in the Oncology division (sales in 2005: EUR 105 million); (EUR 63 million in the first half of 2006).

Campath® (trade name outside of the USA: MabCampath®) is the first antibody admitted for the treatment of patients with CLL. Campath® has the ability to reduce the disease burden to such low levels that CLL cells cannot be detected even with the most sensitive methodologies (negative MRD status; MRD = minimal residual disease).

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Zevalin® is approved in Europe for the treatment of adult patients with follicular Non-Hodgkin-Lymphoma (NHL) which do not react to retuximab treatment or have a relapse after such treatment. NHL is a tumor of the lymphatic system. Zevalin® is worldwide the first radio-immunal therapy which combines the proven targeting ability of a monoclonal antibody with the cytotoxic power of radiation therapy to destroy tumor cells.

Leukine® (Sargramostim) is an artificially produced immunal-activator. The product is the only colony-stimulating factor approved in the USA for the treatment after initial chemotherapy in older patients with acute myelogenous leukemia (AML).

Solid Tumors

Schering wants to continue to expand its current presence in the field of therapies for solid tumors. Solid tumors refer to all types of cancer in tissues except for the blood, the bone marrow or the lymphatic system. This term covers the most common types of cancer in men, prostate cancer as well as breast cancer in women. Additional solid tumors are, for example, lung cancer, brain tumors or intestinal cancer.

The anti-androgen Androcur® developed by Schering is used to treat prostate cancer if the cancer cannot be removed surgically. Today, Androcur® is one of the most commonly used medications in its class.

In order to treat breast cancer patients with bone metastasis, so called bisphosphonates have been used for almost twenty years, such as the product Bonefos® distributed by Schering. They reduce the associated symptoms resulting from malignant breast cancers such as hypercalcemia and osteolysis.

In order to strengthen its activities in the field of therapy for solid tumors, Schering acquired in fall 2005 the worldwide exclusive rights to TOCOSOL® Paclitaxel from the US-American company Sonus Pharmaceuticals, Inc. TOCOSOL® Paclitaxel is currently in a multi-national clinical main study in phase III for the possible treatment of metastasized breast cancer.

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Schering is also involved, together with Novartis AG, in the development of PTK/ZK, an oral angiogenesis inhibitor which is supposed to prevent the growth of new blood vessels in a tumor in order to slow down the growth of the tumor and the spread of metastasis. PTK/ZK is being developed in combination with chemotherapy and as a monotherapy for solid tumor indications. An intermediate analysis of current studies on colorectal carcinoma revealed that PTK/ZK did not achieve the planned results in this field; it did, however, show positive effects on particular groups of patients. In order to take these effects into account, the development program is being reassessed at present.

Another project in the field of research and development in oncology is ZK-EPO, a new, completely synthetically produced analogue of epothilon B. This is supposed to improve the effectiveness and safety compared to the currently available chemotherapies and is active in cancer cells which are showing resistance to many other pharmaceuticals. The product is at present in phase II of the clinical development.

e)	Other Sources

Other Sources of the Schering Group include in particular the dermatology business which is conducted by the subsidiary Intendis GmbH. Sales in the dermatology business increased in fiscal year 2005 to EUR 223 million. (Sales in the first half of 2006: EUR 121 million). The strongest products in terms of sales in this field are Advantan®, a topical corticoid for the treatment of eczema, and Skinoren® (trade name in the USA: Finacea®), a topical product for the treatment of rosazea.

f)	Overview of the Strongest/Highest Sales Products of the Schering Group

The following overview shows the ten strongest sales products from the various business areas in the Schering Group:

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Strongest products of Schering Group in terms of sales
	Sales 2005	Change compared to 2004
	EUR million	total	adjusted for currency rates
Betaferon®/Betaseron® (Special Therapeutics)	867	+11%	+10%
Yasmin® (Gynocology&Andrology)	586	+36%	+34%
Magnevist® (Diagnostic Imaging)	328	+8%	+7%
Ultravist® (Diagnostic Imaging)[1]	248	+5%	+3%
Mirena® (Gynocology&Andrology)	243	+22%	+21%
Iopamiron® (Diagnostic Imaging)	242	+1%	+2%
Diane® (Gynocology&Andrology)	172	-8%	-12%
Microgynon® (Gynocology&Andrology)	133	+4%	0%
Meliane® (Gynocology&Andrology)	124	+3%	0%
Fludara® (Oncology)	105	+2%	0%
Total	3,048	+12%	+10%
Portion of total group sales	57%

8.	Business Development and Earnings Situation of the Schering Group; Key Data

a)	Key Data for the Fiscal Years 2003 through 2005

Amounts in million EUR	2005	2004	2003
Sales	5,308	4,907	4,828
Operating income	928	768	696

Consolidated profit	619	504	449
Basic profit per share (in EUR)	3.26	2.64	2.31

Cash flow from operations	1,048	751	581

Balance sheet total	6,103	5,717	5,479
Equity capital	3,283	2,833	2,783
% of the balance sheet total	53.8	49.6	50.8

Investments in fixed and intangible assets	289	265	280
Research and development costs	982	918	923

Personnel costs	1,583	1,550	1,564
Employees (31 December)	24,658	25,593	26,374
.
(Information based on consolidated group financial statements according to IFRS; figures for 2004 and 2003 adjusted due to first application of new standards)

1 With respect to the recall of Ultravist® 370 and its impacts, reference is made to Section B I 6 b and Section E I-III and Annex 2 of this Report.

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b)	Business Development[2] and Earnings in Fiscal Year 2005

The Schering Group achieved a growth in sales in the fiscal year 2005 totalling 8% which was based primarily on increased sales. The weakening of the Euro had a 1% positive effect on the sales proceeds. Adjusted for currencies, the sales of the Schering Group in 2005 increased by 7% to a total of EUR 5,308 million.

Sales of Schering Group according to Regions
	EUR million		Change compared to 2004				Portion of group sales
	2005	2004*	total	amount/price	currency	structure	2005	2004*
Europe Region	2,456	2,349	+5%	+5%	+1%	-1%	46%	48%
USA Region	1,391	1,225	+14%	+13%	+1%	0%	26%	25%
Japan Region	434	439	-1%	+1%	-2%	0%	8%	9%
Latin America/ Canada Region	464	389	+19%	+9%	+10%	0%	9%	8%
Asia/Pacific Region	249	225	+11%	+7%	+5%	-1%	5%	5%
Other Activities	314	280	+12%	+7%	+2%	+3%	6%	5%
Total	5,308	4,907	+8%	+7%	+1%	0%	100%	100%

* Since January 1, 2005, the global dermatology business has been conducted by an independent company, Intendis GmbH. For this reason, sales of dermatology products that were formerly allocated to the respective business of the five geographic segments are now shown within the Other Activities. Figures for 2004 have been adjusted accordingly.

The sales in the Europe Region increased by 5% in the year of 2005. Positive effects of the currency exchange rate were offset by negative structural effects. In Germany, the largest single market in the Europe Region, sales adjusted for structural effects increased by 9%. Approximately 5 percentage points of this growth were the result of the reduction from 16% to 6% of government required producer discounts for reimbursable medicines. In Great Britain, government-ordered price reductions in 2005 led to a 2% reduction in sales. The sales increased in Italy (+3%) and Spain (+4%). In France, a slight increase in sales (+2%) was noted despite generic competition for Diane®. The strongest sales products, Yasmin® and Betaferon®, developed positively in the Europe Region, with sales increasing by 31% and 13% respectively. The sales of Diane® decreased by 19% as the result of competition from generics.

2 Unless stated otherwise, all explanations in this Section refer to the changes in sales as adjusted for currency exchange effects.

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The business in the USA Region increased by a total of 14% in fiscal year 2005. Adjusted for the effects of currency rate exchange, the sales increased by 13%. Sales of Betaseron® increased by 5% in 2005. Business with Yasmin® developed positively (+33%). Yasmin® is the most successful brand medication among the oral contraceptives in the USA, having a market share of 13% in the year 2005. Furthermore, a large increase in sales was realized with Mirena® (+43%). The sales of Magnevist® increased in 2005 by a total of 13%. The business with application technologies for contrast agents, which was conducted by the subsidiary Medrad, Inc., and is separately shown within the Other Activities since 2006, continued its dynamic growth trend in 2005 with an increase in sales of 20% to a total of EUR 328 million.

Compared to the year 2004, the sales in Yen in the Japan Region increased by 1%. In total, as a result of the negative development of the Yen, the sales dropped by 1%. In general, the Japanese market for x-ray contrast agents is characterized by competition from generics. Nonetheless, the sales of the x-ray contrast agent Iopamiron®, which constitutes almost one half of the total sales in the Region Japan, increased in fiscal year 2005 by 3%.

The sales in the Latin America/Canada Region increased by a total of 19% in the year of 2005. Adjusted for currency exchange rates, the sales increased by 9%. This growth was above all the result of a good development of the business in the largest single markets in this region, Brazil (+6%), Mexico (+12%) and Canada (+6%). The sales of the two sales strongest products in the Latin America/Canada Region, Yasmin® and Betaferon®/Betaseron®, were able to increase by above-average amounts (by +53% and +12%). This positive development was slightly offset by reductions in sales of older no longer patented contraceptives as a result of competition by generics.

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In the Asia/Pacific Region, there was an overall increase in sales of 11% in 2005, while the organic growth was 7%. The countries with the highest increase in sales were Thailand (+23%) and South Korea (+9%). Ultravist®, the strongest product in terms of sales in the Asia/Pacific Region, had an increase in sales of 11% as the result of the increased use of contrast agents for imaging.3 The sales of Yasmin® increased by 53% in 2005.

The sales in Other Activities, which in 2005 comprised primarily the dermatology business, with a total of EUR 223 million, and the business with pharmaceutical chemicals, increased in 2005 by a total of 12%, or 7% when adjusted for currency and structural effects.

The ten strongest sales products for the Schering Group (see overview in Section B I 7 f) contributed an average of +10% to the increased sales in 2005. Particularly the innovative oral contraceptive Yasmin® made it possible to gain market shares in all of the important markets and the sales were able to be increased significantly (+34%) in 2005. Furthermore, the intrauterine system Mirena® achieved a large increase in sales (+21%). The strongest product of the Schering Group in terms of sales, Betaferon®/Betaseron® had a growth of 10%.

The costs of distribution in the year 2005 increased to EUR 1,687 million. This corresponds to an increase of 9% and is, thus, a development which is overall comparable to the increase in sales (+8%). The costs for technology and administration were EUR 522 million which was the level in the previous year. The costs for research and development increased by 7% to EUR 982 million. Related to sales, the research and development costs were 18.5% and therefore slightly below the level in the previous year (18.7%).

The operating income for the fiscal year of 2005 was influenced by a number of extraordinary events. Included is an expense of EUR 54 million associated with the sale of the worldwide radio-pharmacological business. In addition, expenses were incurred in the amount of EUR 59 million in connection with the "FOCUS" initiative of Schering, a group-wide program for a strategic redirection and increase in efficiency. The actual expenses for the year of 2005 were higher than initially forecasted, because progress was made with regard to reducing the number of production sites, which was originally expected for the first time in the year of 2006.

3 With respect to the recall of Ultravist® 370 and its impacts, reference is made to Section B I 6 b and Section E I-III and Annex 2 of this Report.

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On the other hand, the other operating income contains an income of EUR 88 million resulting from reversing reserves after an agreement was able to be reached concerning warranty claims from the sale of Schering's participation in Aventis CropScience in 2002. The balance of the other operating income and expenses increased by a total of EUR 16 million compared to the previous year to EUR 67 million. The operating income of EUR 928 million was 21% above that of the previous year.

The Schering Group profit increased by 23% in 2005 to a total of EUR 619 million. The profit per Schering share (basic) of EUR 3.26 was also 23% above that of the previous year.

The cash flow from operations increased from EUR 751 million in 2004 by 40% to EUR 1,048 million in 2005. The reason for the rise in cash inflow was an increase in the annual net profit. Furthermore, the cash flow improved as a result of a reduction of the net working capital (Nettoumlaufvermögen), compared to an increase of the net working capital in 2004. This reduction was mainly the consequence of an increase in liabilities and a decrease of inventory as a result of increases of efficiency in inventory management. These positive effects were balanced with an increase in receivables.

An amount of EUR 450 million (2004: EUR 0 million) was allocated to the pension fund (Schering Altersversorgung Treuhand Verein) in 2005.

With a balance sheet total of EUR 6,103 million (previous year: EUR 5,717 million) and an increase in the equity capital to EUR 3,283 million (previous year: EUR 2,833 million), the equity ratio improved to 53.8% compared to 49.6% in the previous year.

The investments of the Schering Group are financed with the cash flow from business operations. The investments in fixed assets were EUR 208 million in 2005 compared to EUR 212 million in the previous year. Investment activity was primarily related to concentration of production sites, adaptation to regulatory requirements in regard to quality and environmental protection as well as improving processes. The investments in intangible assets totaled EUR 81 million.

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c)	Business Development[4] and Earnings Situation in the Current Fiscal Year 2006

The Schering Group realized an organic growth of 11% in the first half of 2006. Furthermore, the sales were influenced by exchange rate fluctuations and contrary structural effects. The sales increased by 11% to a total of EUR 2,824 million in comparison to the reference period.

Sales according to regions in the Schering Group
	EUR million		Change compared to first half of 2005				Portion of group sales
	first half of 2006	first half of 2005	total	amount/ price	currency	structure	first half of 2006	first half of 2005
Europe Region	1,307	1,228	+6%	+9%	0%	-3%	46%	48%
USA Region	562	478	+18%	+14%	+4%	0%	20%	19%
Japan Region	195	210	-7%	-2%	-5%	0%	7%	8%
Latin America/Canada Region	279	207	+34%	+24%	+10%	0%	10%	8%
Asia/ Pacific Region	146	117	+25%	+20%	+5%	0%	5%	5%
Other Activities	335	307	+9%	+7%	+2%	0%	12%	12%
thereof Medrad*	171	137	+25%	+21%	+4%	0%	6%	5%
thereof Intendis**	121	110	+10%	+9%	+1%	0%	4%	4%
Total	2,824	2,547	+11%	+11%	+2%	-2%	100%	100%

*  Since 1 January 2006, the worldwide business of the Medrad Group with application technologies and contrast agents is no longer part of the USA     Region but is shown as part of the Other Activities. Figures for the previous period were adjusted accordingly.

** External sales of the Intendis Group and sales of other group companies with dermatological products.

4 Unless stated otherwise, all explanations in this Section refer to the changes in sales as adjusted for currency exchange effects.

Convenience Translation - German Version legally binding

Schering Group had a 6% growth in sales in the Europe Region in the first half of 2006. Adjusted for structural effects resulting from the sale of the radio-pharmacological business as well as for the sale of the 50% share in the German ALK-Scherax Arzneimittel GmbH, sales increased by 9%. The sales of the two strongest sales products, Betaferon®/Betaseron® and Yasmin®, increased by 17% and 38% respectively. In Germany, the largest market in this region, and in France the sales organically increased by 3% and 7% respectively. In Great Britain, Schering had a sales growth of 14%. Sales in Russia more than doubled to a total of EUR 73 million as a result of an increase in the government budget for health. It is anticipated that there will be a normalization of the growth rates in the third quarter.

In the USA Region, sales in the first half of 2006 increased by 14%. Sales of Yasmin® continued to develop very positively (+24%). Sales of Mirena® were able to be increased by 46%. Sales of Betaseron® were increased by 18% in the first half of 2006. Sales of Magnevist were 9% lower than in the previous year. This reduction is linked to effects of stockpiling in the same period of the previous year.

In the Japan Region, sales in the first half of 2006 were 2% lower than in the same period of the previous year. This reduction in sales was caused primarily by government ordered price reductions effective since April 2006. Furthermore, the Japanese market for x-ray contrast agents was characterized by a strong downward pressure on prices as a result of intense competition from generics. Therefore, the x-ray contrast agent Iapamiron®, which has a share of almost 50% of the total sales in Japan, showed a decrease in sales by 3%.

In the Latin America/Canada Region, Schering had an organic growth in the first half of 2006 of 24%. The sales in the three largest markets in this region, Brazil, Mexico and Canada, increased by 20%, 38% and 10% respectively. Schering achieved approximately two-thirds of the total sales in this region in these three markets. The two strongest sales products in this region, Yasmin® and Betaferon®/Betaseron®, were able to increase at above average rates (+57% and +23% respectively). The products for female contraception, Microgynon® (+16%) and Diane® (+14%) followed this positive trend despite the competition from generics.

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The sales in the Asia/Pacific Region increased in the first half of 2006 by 20%. This development was driven particularly by the strong growth in South Korea (+27%) and China (+40%). Almost three quarters of the total sales in this region were generated in these two countries and Australia, where the sales increased by 6%. A growth of 19% was realized with the strongest product in terms of sales in this region, Ultravist®.5

Sales in the segment Other Activities, which involved in the first half of 2006 primarily the dermatology business conducted by Intendis GmbH, the business of Medrad, Inc. with application technologies for contrast agents and the business with pharmaceutical chemicals, increased by 7%.

Expenses for marketing and distribution increased disproportionately, compared to the development of sales by 10% to EUR 872 million. Expenses for technology and administration increased by 6% to EUR 263 million. Research and development costs of EUR 500 million were 9% above the figure in the first half of 2005. The ratio of these expenses to sales was 17.7% (first half of 2005: 18%).

The other net operating income was EUR -130 million compared to EUR 32 million in the first half of 2005. This included extraordinary expenses of EUR 125 million which were incurred in connection with the tender offers for Schering AG announced in March 2006. Furthermore, the other net operating income includes also an expense of EUR 58 million from the sale of the worldwide radio-pharmacological business as well as income of EUR 34 million from the sale of the 50% share in the German distribution company ALK-Scherax Arzneimittel GmbH.

Overall, the net operating income in the first half of 2006 was EUR 410 million and, thus, 12% below the amount reported in the first half of 2005. Adjusted for the above mentioned effects resulting from the tender offers and disposal of investments, the net operating income was EUR 559 million (+20%). This corresponds to an adjusted operating margin of approximately 19.8%.

In the first half of 2006, Schering Group profit decreased by 6% to EUR 301 million, and the profit per Schering share (basic) was also decreased by 6% to EUR 1.58.

5 With respect to the recall of Ultravist® 370 and its impacts, reference is made to Section B I 6 b and Section E I-III and Annex 2 of this Report.

Convenience Translation - German Version legally binding

The cash flow from operations increased in the first half of 2006 by 27% to EUR 534 million. This increase resulted primarily from a reduction in the net working capital, mainly caused by reducing inventory and increasing in debt capital, particulary increased stock option plan liabilities.

The equity ratio increased to 58.6% (31 December 2005: 53.8%) with a balance sheet total of EUR 5,879 million on 30 June 2006 (31 December 2005: EUR 6,103 million) and an increase of the equity capital to EUR 3,443 million (31 December 2005: 3,283 million).

d)	Forecast

The Schering Group anticipates an organic growth in sales in the fiscal year of 2006 in the high one digit range.

Schering anticipates that the strongest sales product, Betaferon®/Betaseron®, will grow within the two-digit range when adjusted for currency exchange fluctuations. In the case of Yasmin®, continuing strong growth in sales in the two-digit range is expected.

On the basis of a continually positive development of the business and positive effects from the current program to increase efficiency ("FOCUS"), it is expected that the operating margin in the fiscal year of 2006 will be in the range of 18.5% to 19% (effects from the purchase or sale of business operations and expenses resulting from the takeover not taken into account).6

9.	Employees and Co-Determination

On 31 December 2005 the Schering Group employed worldwide 24,658 employees (8,929 in Germany), after having employed 25,593 at the end of the previous year. The decrease of approximately 4% reflects the continued consolidation process in production capacity, development capacity and administration in the context of implementing the "FOCUS" initiative. The reduction in employees affected primarily the locations in Germany, Japan and Mexico. In consideration of part-time employees, the number of employees in the Schering Group was equal to 24,124 full-time employees on 31 December 2005. The number of employees as of 30 June 2006 was 23,098 (full-time employees).

6 This forecast does not consider the potential effects of the new information published in an ad hoc disclosure of Schering AG of today (recall of Ultravist® 370 and results of a phase III study (n.o.v.e.l. 4) with Sargramostim for Crohn's disease). At present, since the level of information is still limited, it is not possible to assess the potential effects on the earnings situation and the equity value of Schering AG resulting from these facts. Reference is made to Section E I-III and to Annex 2 of this Report.

Convenience Translation - German Version legally binding

Schering AG’s Supervisory Board consists of 16 members (see above Section B I 5 for individual members) composed equally of shareholder representatives and employee representatives pursuant to § 7 (1) sentence 2 Co-Determination Act in conjunction with § 9 (1) of the Articles of Association of the Company.

Furthermore, at the present time works councils exist at Schering AG in Berlin and in Bergkamen with a total of 31 and 17 members respectively. These form a joint works council consisting of four members, established pursuant to §§ 47 et seq. Works Constitution Act (Betriebsverfassungsgesetz, "BetrVG"). In addition, four other works councils exist in the Schering Group (at Jenapharm GmbH & Co.KG, Schering GmbH and Co. Produktions KG, Schering Deutschland GmbH and Intendis GmbH). They form a joint group works council consisting of a total of 10 members pursuant to §§ 54 et seq. BetrVG.

II.	Bayer AG and the Bayer Group

The other contracting party to the Domination and Profit and Loss Transfer Agreement, Dritte BV GmbH, is a wholly owned subsidiary of Bayer Aktiengesellschaft ("Bayer AG"), the parent company of the Bayer Group. Bayer AG is itself not a contracting party, but it has issued a Comfort Letter for the benefit of the outside shareholders of Schering AG (more on this point under Section D VII). What follows is an introduction of the Bayer Group (hereinafter, also "Bayer") before Dritte BV GmbH is discussed below in Section B III.

1.	Overview

Bayer is a worldwide active corporate group comprising approximately 280 consolidated subsidiaries as of 31 December 2005. The purpose of Bayer AG is the manufacturing, marketing and other industrial activities or provision of services in the fields of health care, agriculture, polymers and chemicals. The Bayer Group conducts its operative business in three subgroups, Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. These are supported by three service companies.

Convenience Translation - German Version legally binding

In the fiscal year of 2005, the Bayer Group achieved total sales of EUR 27,383 million, an operating income (EBIT) of EUR 2,812 million and a Group profit of EUR 1,597 million. As of 31 December 2005, the Bayer Group employed worldwide approximately 93,700 employees. In fiscal year 2005, approximately 43% of the sales (based on the location of the customer) were allocated to Europe, approximately 27% to North America, approximately 17% to the region Asia/Pacific and approximately 13% to the region Latin America/Africa, Middle East.

The Bayer Group realized sales of EUR 7,494 million in the first quarter of 2006, an operating income (EBIT) of EUR 1,108 million and a Group profit of EUR 600 million. The number of employees dropped slightly to 93,600 as of 31 March 2006. These figures still include the diagnostics division in the subgroup Bayer HealthCare, which was sold to Siemens AG in June 2006 for EUR 4.2 billion. This division had sales in the year 2005 amounting to EUR 1.433 billion and sales of EUR 378 million in the first quarter of 2006.

Since becoming the majority shareholder of Schering AG through Dritte BV GmbH in June 2006, the Schering Group is now also part of the Bayer Group. The effects of this takeover on key financial figures of the Bayer Group are described in Section B II 8 d; the future planned integration of Schering AG into the Bayer Group is described in Section B IV.

2.	Corporate History

The corporate history of the Bayer Group can be traced back to the year 1863. In that year, the business man Friedrich Bayer and the master paint maker Johann Friedrich Weskott established a pigment plant in Barmen, now part of the city of Wuppertal. In 1881, the company was transformed into the "Aktiengesellschaft Farbenfabriken vorm. Friedr. Bayer & Co.". Two years later, the company went public. In 1891, the Alizarin-Rot-factory located to the north of Cologne was acquired. In 1912, the registered office of the Company was transferred to what is known today as Leverkusen. In 1925, the leading German chemical companies, which by then included Bayer, merged to form I.G. Farbenindustrie AG, which was seized on the order of the Allies after World War II and was later demerged. In 1951, the Farbenfabriken Bayer Aktiengesellschaft was re-established, and since 1972 bears the name Bayer Aktiengesellschaft.

Convenience Translation - German Version legally binding

In recent years, the Bayer Group reorganized the corporate structure and repositioned its strategic position. Bayer AG acquired Aventis CropScience in the year 2002 for a purchase price of more than EUR 7 billion in what was the biggest acquisition in its corporate history up to that time and expanded its pesticide business considerably; in addition the last shares in Agfa-Gevaert NV were sold. The last remaining shares in the US American joint venture with Roche were acquired by the end of 2004, the rest of the Roche consumer health business at the beginning of 2005. In order to focus more on its core business, the Bayer Group disposed of large parts of the chemical operations and the related business fields in the area of polymers at the beginning of 2005. The separation was implemented by way of a spin-off of Lanxess AG, the shares of which were issued to the Bayer shareholders and were admitted for trade on the stock exchange. The three remaining subgroups, Bayer HealthCare, Bayer CropScience and Bayer MaterialScience, are described in more detail below in Section B II 7.

The acquisition of the majority of the shares in Schering AG, completed in June 2006, is the largest acquisition for the Bayer Group in its corporate history. The combination of the activities of the Schering Group with the pharmaceutical business of the subgroup Bayer HealthCare will result in a pharmaceutical enterprise with a high portion of sales in specialized products for medical specialists and a strong position in numerous fields such as oncology, hematology/cardiology, gynecology, the therapy for multiple sclerosis and the business with general practitioners (more on this below in Section B IV).

In connection with the takeover of Schering AG, Bayer announced its intention to sell the companies Wolff Walsrode and H.C. Starck. Both companies belong to the subgroup Bayer MaterialScience, but they are active outside of the fields of polycarbonate and isocyanate chemistry on which Bayer MaterialScience wants to focus.

At the end of June 2006, the diagnostics division of the subgroup Bayer HealthCare was sold to Siemens AG for EUR 4.2 billion.

3.	Registered Office, Fiscal Year and Purpose of Company

Bayer AG is registered in the Commercial Register of the Local Court Cologne under HRB 48248 as a registered German stock corporation with its registered office in Leverkusen. Its fiscal year corresponds to the calendar year. The purpose of the company according to the Articles of Association of the Company (available at www.bayer.de) is the production, the distribution and other industrial activity or the providing of services in the fields of health, agriculture, polymers and chemistry.

Convenience Translation - German Version legally binding

4.	Share Capital, Shareholders and Stock Exchange Trade

a)	Share Capital, Shareholders and Stock Exchange Trade

The share capital of the Company is currently EUR 1,956,715,315.20 and is divided into 764,341,920 bearer shares (non-par shares). According to two notices pursuant to § 21 Securities Trading Act (Wertpapierhandelsgesetz, "WpHG") published on 26 April and 17 May 2006, somewhat more than 5% of the share capital in Bayer AG is held by The Capital Group Companies, Inc., Los Angeles/USA, and Capital Management and Research Company, Inc., Los Angeles/USA. All other shares are widely held. Bayer AG holds no treasury shares as of the date this Report was prepared (see below Section d).

The Bayer shares are admitted to trade on the official market as well as in the section of the official market with expanded obligations (prime standard) at the Frankfurt Stock Exchange and are traded there under the abbreviation "BAY" under securities number (WKN) 575200 as well as under the International Securities Identification Number (ISIN) DE 000575200. In addition, the Bayer shares are admitted for trading on the stock exchanges in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart as well as for trading on the exchanges in Barcelona, Madrid, Zürich, London, Tokyo and New York. In accordance with the market capitalization of Bayer AG and the high volume of trade in Bayer shares, the stock is represented in almost all important stock exchange indices (including the DAX, DJ Euro Stoxx) with a corresponding weighting.

b)	Authorized Capital

The Management Board of Bayer AG is authorized, upon approval of the Supervisory Board, to increase the share capital of the Company until 27 April 2011 by issuing in one or more installments new bearer non-par stock by up to a total amount of EUR 465 million. The issue of new bearer non-par stock may take place in exchange for cash contributions and/or contributions in kind whereby a capital increase in exchange for contributions in kind may only take place for a total amount of up to EUR 370 million (authorized capital I). Under certain circumstances described in more detail in § 4 (2) of the Articles of Association, the Management Board is authorized, upon approval of the Supervisory Board, to exclude the subscription rights of the shareholders.

Convenience Translation - German Version legally binding

The Management Board is furthermore authorized, upon approval of the Supervisory Board, to increase the share capital in one or more installments until 27 April 2011 by issuing new bearer non-par stock up to a total amount of up to EUR 98,960,000 in exchange for cash contributions (authorized capital II). The Management Board, upon approval of the Supervisory Board, may exclude the subscription rights of the shareholders in case of a singular or repeated exercise of the authorized capital II in an amount of the capital increase not exceeding 10% of the share capital for purposes of issuing new stock in exchange for cash contributions at an issue price not materially below the market price of the Company’s stock already listed at the stock exchange at the time the issue price is finally determined (§ 186 (3) sentence 4 AktG).

c)	Contingent Capital

The share capital of Bayer AG is conditionally increased by an additional EUR 186,880,000, divided into up to 73,000,000 bearer shares (contingent capital). The increase shall be implemented only to the extent that holders of subscription or conversion rights based on such warrant bonds or convertible bonds as may be issued or guaranteed - under the authorization granted to the Management Board by the resolution of the General Meeting dated 30 April 2004 - by Bayer AG or by a Bayer Group company in which Bayer AG owns a direct or indirect interest of at least 90%, choose to exercise their subscription or conversion rights, or persons obligated to exercise such rights discharge that obligation.

At the end of March 2006, Bayer Capital Corporation B.V., Mijdrecht, placed a bond with mandatory conversion into shares of Bayer AG for EUR 2.3 billion with institutional investors. The bond will be satisfied upon expiration of its term in June 2009 by issuing new shares from the existing contingent capital of Bayer AG.

d)	Authorization to Acquire Own Shares

The Annual General Meeting of Bayer AG on 28 April 2006 has authorized the Management Board to acquire own shares of the Company as treasury shares of up to 10% of the share capital of the Company until 27 October 2007. The acquisition may only be made through the stock exchange. In doing this, the acquisition price paid by the Company (without ancillary acquisition costs) cannot be 10% higher or less than the price for shares of Bayer AG in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange determined by the opening auction on the trading day.

Convenience Translation - German Version legally binding

At the time this Report was prepared, Bayer holds no own shares as treasury shares.

5.	Corporate Bodies and Representation

The Management Board of Bayer AG currently has four members:

-	Werner Wenning (Chairman)
-	Klaus Kühn
-	Dr. Wolfgang Plischke
-	Dr. Richard Pott

The Company is legally represented by two members of the Management Board or by one member of the Management Board together with one authorized signatory with full power of representation (Prokurist).

Pursuant to § 7 (1) sentence 1 no. 3 of the Co-Determination Act and § 8 (1) of the Articles of Association, the Supervisory Board of Bayer AG consists of ten shareholder representatives and ten employee representatives. The shareholder representatives in the Supervisory Board are:

-	Dr. Manfred Schneider (Chairman)
-	Dr. Paul Achleitner
-	Dr. Josef Ackermann
-	Prof. Dr. E.h. Hans-Olaf Henkel
-	Dr. Klaus Kleinfeld
-	Dr. h.c. Martin Kohlhaussen
-	John Christian Kornblum
-	Dr. Ekkehard D. Schulz
-	Dr. E.h. Jürgen Weber
-	Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker

Convenience Translation - German Version legally binding

The ten employee representatives are:

-	Thomas de Win (Vice-Chairman)
-	Andreas Becker
-	Karl-Josef Ellrich
-	Dr. Thomas Fischer
-	Peter Hausmann
-	Thomas Hellmuth
-	Gregor Jüsten
-	Petra Kronen
-	Hubertus Schmoldt
-	Dieter Schulte

6.	Structure of the Bayer Group / Major Participations

a)	Management Structure of the Bayer Group

With the introduction of a holding structure in 2003, the Bayer Group separated the strategic Group management from the operational business. Since then, Bayer AG as the management holding company assumes the role of managing the Group. It determines the long-term strategy for the entire Group as well as the subgroups and establishes guidelines and principles for the resulting corporate policies. Furthermore, it is responsible supervising the management within the Bayer Group and is responsible for the financial management. The Corporate Center of Bayer AG supports the Group Management Board in the management of the Group.

Convenience Translation - German Version legally binding

The Bayer Group's operative business is divided into three subgroups: Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. Bound by the strategies, goals and guidelines established by the Management Board of Bayer AG, the subgroups are independent operative divisions with worldwide business responsibility and own management.

Schering operations belonging to the Bayer Group after completion of the tender offer in June 2006 will be included in the management structure under the subgroup Bayer HealthCare as shown in the above chart. The activities of the Schering Group will be combined in the future with the pharmaceutical business of the subgroup Bayer HealthCare (for more detail see Section B IV).

The service areas Bayer Technology Services, Bayer Business Services and Bayer Industry Services, which are conducted in independent service companies, will provide their services both to the Bayer Group as well as to third parties. Bayer Technology Services GmbH provides services in the field of engineering. Bayer Business Services GmbH provides services in the field of information management, accounting, consulting and administration. The Bayer Industry Services GmbH & Co. OHG operates major chemical sites of Bayer in Germany and provides location specific services.

b)	Legal Structure of the Bayer Group / Major Participations

Bayer AG is the group management company of the Bayer Group. The subgroups Bayer HealthCare, Bayer CropScience, Bayer MaterialScience are managed by companies Bayer HealthCare AG, Bayer CropScience AG and Bayer MaterialScience AG, respectively. Each of these management companies is party to a domination and profit and loss transfer agreement with Bayer AG as the dominating party. Each of them conducts the business operations assigned to it in its subgroup. From a legal standpoint, the business operations are run by the management companies, their direct and indirect subsidiaries as well as the domestic and foreign subsidiaries of Bayer AG. In countries outside Germany, the Bayer country organizations and country group organizations support the business of the subgroups. Several countries may be combined to form a country group. The legal structure in some countries my differ from the organizational structure due to market circumstances, legal and tax reasons or other practical considerations.

Convenience Translation - German Version legally binding

The service companies Bayer Business Services GmbH and Bayer Technology Services GmbH, both wholly owned subsidiaries of Bayer AG, as well as Bayer Industry Services GmbH & Co. OHG, provide their services to all subgroups to companies in the Bayer Group, but also to external customers. A domination and profit and loss transfer agreement exists in each case between Bayer AG as the dominating company and Bayer Business Services GmbH as well as Bayer Technology Services GmbH. Bayer AG owns a 60% and LANXESS Deutschland GmbH a 40% interest in Bayer Industry Services GmbH & Co. OHG.

Corporate Center
Bayer AG (strategic holding)
Bayer CropScience AG
Bayer HealthCare AG
Bayer Material Science AG
Dritte BV GmbH
Service Companies
Participations (in particular Bayer Chemicals AG and Bayer country groups)
Participations
Participations
Participations
92.4%
Schering AG
Participations
Participations
Participations

At the end of 2005, the Bayer Group had approximately 280 consolidated subsidiaries. The sales of the most important companies listed in the following chart equal to approximately 82% of the total Group sales for the fiscal year 2005 (ongoing business). Schering AG and its participations are not included because they did not belong to the Bayer Group as of 31 December 2005 (for Schering participations, see above Section B I 6 b).

Convenience Translation - German Version legally binding

Name and Registered Office of the Company	Registered Office	Share in capital stock in %

Germany Bayer Business Services GmbH	Leverkusen	100
Bayer CropScience AG	Monheim	100
Bayer CropScience Deutschland GmbH	Langenfeld	100
Bayer HealthCare AG	Leverkusen	100
Bayer Industry Services GmbH & Co. OHG	Leverkusen	60
Bayer MaterialScience AG	Leverkusen	100
Bayer Technology Services GmbH	Leverkusen	100
Bayer Vital GmbH	Leverkusen	100
H.C. Starck GmbH	Goslar	100
Wolff Cellulosics GmbH & Co. KG	Walsrode	100

Other European Countries Bayer Antwerpen Comm.V	Belgium	100
Bayer Consumer Care AG	Switzerland	100
Bayer CropScience France S.A.S.	France	100
Bayer CropScience Ltd.	U.K.	100
Bayer CropScience S.r.l.	Italy	100
Bayer Diagnostics Europe Ltd.	Ireland	100
Bayer International S.A.	Switzerland	99.7
Bayer Pharma S.A.S.	France	99.9
Bayer Polyols S.N.C.	France	100
Bayer Public Ltd. Company	U.K	100
Bayer S.p.A.	Italy	100
Bayer Santé Familiale S.A.S.	France	100
Bayer SP.Z.O.O.	Poland	100
Quimica Farmaceutica Bayer, S.A.	Spain	100

North America Bayer CropScience Inc.	Canada	100
Bayer CropScience LP	USA	100
Bayer HealthCare LLC	USA	100
Bayer Inc.	Canada	100
Bayer MaterialScience LLC	USA	100
Bayer Pharmaceuticals Corporation	USA	100
H.C. Starck Inc.	USA	100

Far East/Oceania Bayer Australia Ltd.	Australia	99.9
Bayer CropScience K.K.	Japan	100

Convenience Translation - German Version legally binding

Name and Registered Office of the Company	Registered Office	Share in capital stock in %
Bayer Korea Ltd.	Korea	100
Bayer MaterialScience Ltd.	Hong Kong	100
Bayer Medical Ltd.	Japan	100
Bayer South East Asia Pte Ltd.	Singapore	100
Bayer Yakuhin, Ltd.	Japan	100
H.C. Starck Ltd.	Japan	100
Sumika Bayer Urethane Co., Ltd.	Japan	60

Latin America/Africa/Middle East Bayer (Proprietary) Ltd.	South Africa	100
Bayer CropScience Ltda.	Brazil	100
Bayer de Mexico, S.A. de C.V.	Mexico	100
Bayer S.A.	Argentina	99.9
Bayer S.A.	Brazil	99.9
Bayer Türk Kimya Sanayi Ltd. Sirketi	Turkey	100

Furthermore, the following major affiliated companies are included in the consolidated financial statements of Bayer Group as of 31 December 2005:

Name and Registered Office of the Company	Registered Office	Share in capital stock in %
GE Bayer Silicones GmbH & Co. KG	Germany	49.9
Lyondell Bayer Manufacturing Maasvlakte VOF	The Netherlands	50
Palthough Industries (1998) Ltd.	Israel	20
PO JV, LP	USA	42.7
Polygal Plastics Industries Ltd.	Israel	25.8

7.	Business Operations of the Bayer Group

The business operations of the Bayer Group are bundled in the three subgroups Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. Since the completion of the tender offer in June 2006, Bayer AG holds a majority interest in Schering AG through Dritte BV GmbH. In the future, Schering Group operations are planned to be combined with the pharmaceutical business of subgroup Bayer HealthCare (for more details, see Section B IV).

Convenience Translation - German Version legally binding

a)	Bayer HealthCare

The subgroup Bayer HealthCare (hereinafter also "Bayer HealthCare") is engaged in the research, development, production and distribution of products for the care, diagnosis and treatment of diseases. The subgroup thereby makes a major contribution to the improvement of the health of humans and animals. It comprises the divisions animal health, consumer care, diabetes care and pharmaceuticals. The former diagnostics division was sold at the end of June 2006, but it is still included in the following figures for up to and including the first quarter of 2006. With Animal Health and Consumer Care Bayer HealthCare has leading positions in the world markets. On 31 December 2005, Bayer HealthCare employed approximately 33,800 employees and had sales in the year of 2005 amounting to EUR 9,429 million (32% of the Bayer Group sales). In the first quarter of 2006, the sales of Bayer HealthCare amounted to EUR 2,581 million (34% of Bayer Group sales).

aa)	Pharmaceuticals Division

The largest division of Bayer HealthCare is the worldwide active Pharmaceuticals division with its registered office in Wuppertal. To realize synergies, it is planned to merge the operations of this division with the operations of the Schering Group (for details, see Section B IV). In 2005, the Pharmaceuticals division had sales amounting to EUR 4,067 million, and EUR 1,148 million in the first quarter of 2006. As of 31 December 2005, this division employed approximately 16,900 employees.

The Pharmaceuticals division develops and distributes innovative and highly effective medications for the treatment of various diseases. This includes in particular heart/circulatory system diseases, diabetes, cancer, erectile dysfunction and bacterial infections. Effective as of 1 January 2006, the division biological products, with the Kogenate® product line for the treatment of blood diseases, and the Pharmaceuticals division were combined into one organizational unit.

The product and market competencies in the Pharmaceuticals division are organized in three separate business areas - "Primary Care", "Hematology/Cardiology" and "Oncology".

Convenience Translation - German Version legally binding

Primary Care

"Primary Care" includes all activities of Bayer HealthCare in the field of prescription drugs for general practitioners. The strongest sales products include Adalat®, a medication of first choice for the treatment of high blood pressure, the antibiotic Ciprobay®/Cipro®, Avelox® for the treatment of respiratory infections, the anti-diabetic Glucobay® and Levitra®, which is used to treat erectile dysfunction. Levitra® is distributed in the USA by GlaxoSmithKline and Schering-Plough as distribution partners of Bayer HealthCare.

To strenghten the Primary-Care business, Bayer HealthCare acquired the European business for the high blood pressure medication Telmisartan (trade name: Pritor® and PritorPlus®) from GlaxoSmithKline at the beginning of 2006. This enabled Bayer to expand the number of sales markets for the product considerably. Telmisartan, used for the treatment of essential hypertonia, is effective against hypertension without major side effects. Bayer HealthCare has a co-marketing agreement with Boehringer Ingelheim since 2002. Under this agreement, Bayer HealthCare markets Telmisartan under the trade name Kinzalmono®/Kinzalkomb® in various markets in Europe, in particular Germany, Belgium, The Netherlands, Switzerland and Finland.

Hematology/Cardiology

The unit hematology/cardiology includes the products Kogenate® and Trasylol® as well as a portfolio in the specialized cardiovascular field, including the associated development products. This includes, for example, the direct factor-Xa-inhibitor BAY 59-7939 with the effective ingredient Rivaroxaban. In October 2005, Bayer HealthCare and the Johnson & Johnson subsidiary, Ortho-McNeil Pharmaceutical, decided to jointly pursue the development and marketing of Rivaroxaban. In December 2005, phase III studies for the prevention of thrombotic embolisms after major orthopedic surgery were initiated. Data from new phase II studies support the decision of Bayer HealthCare to start the phase III program with the thrombosis medication for two chronic indications. There are plans to test Rivaroxaban for the application area of stroke prevention in cases of atrial fibrillation and treatment of venous thrombotic embolisms by a single daily dose.

Convenience Translation - German Version legally binding

Another development project involves the effective ingredient Alfimeprase. This is a new drug for dissolving blood clots. The developed product directly reduces fibrin and caused the rapid dissolution of blood clots in clinical studies. Bayer HealthCare concluded a development and marketing agreement with the US company Nuvelo for this product. Alfimeprase is presently being examined in clinical phase III studies for its treatment of acute peripheral arterial blockages and catheter occlusion and could prove to be useful in a broad range of other thrombosis-related conditions such as strokes, deep vein thrombosis and myocardial attacks. After conclusion of the developmental phase III and a subsequent approval, Bayer HealthCare will own the marketing rights outside of the USA. In January 2006, Nuvelo received the "fast track" status from the US American approval authority with regard to Alfimeprase for the indication of peripheral arterial blockages.

Included in the continous development of Kogenate®, the recombinant factor VIII to treat hemophilia, is the development of Kogenate®-FS with Bio-Set®-System. This is a needle-free drug administration system which eliminates the risk of needle injuries. The Bio-Set® system was introduced in the EU in the middle of 2005. The approval of the US American approval authority was granted at the end of 2005, and the introduction to the USA markets commenced at the beginning of 2006. Furthermore, a new form of administering Kogenate® has been developed together with the Dutch company Zilip-Pharma. The developmental product BAY 79-4980 for treatment of factor VIII deficiency is intended to provide hemophiliac patients with extended protection against bleedings by a single weekly infusion. Here, technology licensed from Zilip-Pharma involving PEGylized liposomes is utilized.

Trasylol®, a medication for use in open heart surgeries, is the only medication approved by the US American approval authority to reduce bleedings and the necessity for blood transfusions during a by-pass (CABG) operation. Trasylol® is also available in Germany and other European countries.

Oncology

The third unit "Oncology" includes the US prostate cancer medication Viadur® business, the worldwide responsibility for the oncology business with Nexavar® and the oncology pipeline.

Convenience Translation - German Version legally binding

The cancer medication Nexavar® is an oral multi-kinesis inhibitor which attacks tumor cells and tumor blood vessels. It is being jointly developed by Bayer HealthCare and the US company Onyx. In pre-clinical models, Nexavar® influences two classes of kinesis which work together in the cells growth and angiogenesis (growth of blood vessels). These are two important processes which allow cancer to grow. The kineses include the RAF-kinesis, VEGFR-2, VEGFR-3, PDGFR-ß, KIT and FLT-3.

To date, Nexavar® has been tested on approximately 8,000 patients with 20 types of cancer types. At present, phase III studies are being conducted on the treatment of advanced liver cancer and metastasized melanoma. In February 2006 a phase III study on patients with non-small cell lung cancers was commenced. So far, Nexavar® was approved in the USA, the EU, Mexico, Chile, Switzerland, Brasil and South Korea for the treatment of advanced kidney cell cancer.

Research and Development

In the context of the reorientation of the Pharmaceuticals division as of 1 January 2006, a new structure for research and development was established with the two units "Global Drug Discovery" and "Global Development&Compliance". By doing this it is hoped that research and development will be better directed towards an early confirmation of the effectiveness of new medications in humans (Proof-of-Concept). The effective ingredient research concentrates on the field of oncology in West Haven (Connecticut, USA) and on heart/circulatory system disease at the pharmaceutical center in Wuppertal. The research and development facilities for the product line Kogenate® are located in Berkeley (California, USA).

The effective ingredient research in the Pharmaceuticals division is supported by various collaborations with technology suppliers in order to supplement internal core competencies.

The Pharmaceuticals division has promising products in all phases of development. This applies in particular for the main research in cancer, hematology and cardiology.

bb)	Further Divisions

The further divisions of Bayer HealthCare are Animal Health, Consumer Care and Diabetes Care.

Convenience Translation - German Version legally binding

The Animal Health division produces and distributes approximately 100 various pharmaceuticals for animals and care products for pets and domestic animals worldwide. It is one of the most successful suppliers of veterinary medicine worldwide. With its products against parasite diseases, Animal Health is well-positioned in the continuously growing market for pets.

Consumer Care belongs to one of the three worldwide leading suppliers of over-the-counter pharmaceuticals and food supplements. Consumer Care produces and distributes the most well-known pharmaceutical brand in the world, Aspirin®. As a result of the acquisition of Roche Consumer Health, the division has become one of the leading suppliers in Europe. At the same time, it expanded its leading position in Latin America and strengthened the business in the Asian Pacific region and the USA. The division distributes, in addition to Aspirin®, established brands such as Aleve®, Rennie®, Alka-Seltzer®, Bepanthen®, Canesten®, Supradyn® and One-A-Day®.

The Diabetes Care division belongs to the world-wide market leaders in the area of glucose measuring devices. Blood sugar measuring devices, including accessories and services, are provided worldwide under the family brand Ascensia®.

The former Diagnostics division sold at the end of June 2006 to Siemens AG included diagnostics systems (in vitro) for emergency analysis, hematology, urinary chemistry, immunology, clinical chemistry and molecular testing.

cc)	Strongest/highest sales products

The following table provides an overview of sales figures for the strongest sales products for the subgroup Bayer HealthCare as of 31 December 2005 and the respective changes compared to the previous year:

Strongest Products of Bayer HealthCare in terms of sales
	2005	2004	Change
	EUR million	EUR million	in %
Ascensia® Produktlinie (Diabetes Care)	701	627	11.8
Kogenate® (Biological Products)	663	563	17.8
Adalat® (Pharmaceuticals)	659	670	-1.6
Aspirin® (Consumer Care/Pharmaceuticals)	630	601	4.8
Ciprobay®/Cipro® (Pharmaceuticals)	525	837	-37.3

Convenience Translation - German Version legally binding

Strongest Products of Bayer HealthCare in terms of sales
	2005	2004	Change
	EUR million	EUR million	in %
Advia Centaur® System (Diagnostics)	512	441	16.1
Avalox®/Avelox® (Pharmaceuticals)	364	318	14.5
Glucobay® (Pharmaceuticals)	295	278	6.1
Levitra® (Pharmaceuticals)	260	193	34.7
Advantage/Advantix® (Animal Health)	249	206	20.9
Trasylol® (Pharmaceuticals)	230	171	34.5
Aleve®/Naproxen® (Consumer Care)	178*	90	97.8
Baytril® (Animal Health)	163	160	1.9
Rapidlab®/Rapidpoint® (Diagnostics)	163	153	6.5
Clinitek® Urinalysis (Diagnostics)	152	147	3.4
Total	5,744	5,455	5.3
Portions of total Bayer HealthCare sales	61%	68%

*(Sales include the complete takeover of the joint venture in the USA.)

b)	Bayer CropScience

The subgroup Bayer CropScience (hereinafter also "Bayer CropScience") is a world-wide active enterprise in the fields of chemical insecticides and treatment of seeds, protection against pests and weeds in non-agricultural fields as well as plant bio-technology. The subgroup includes the segments Crop Protection and Environmental Science/BioScience. Bayer CropScience is one of the leading suppliers in the field of insecticides, fungicides, herbicides and seed treatment. subgroupBayer CropScience employed approximately 18,800 employees as of 31 December 2005 and accounted for EUR 5,896 million in sales in 2005. In the first quarter of 2006, sales amounted to EUR 1,771 million.

c)	Bayer MaterialScience

The subgroup Bayer MaterialScience (hereinafter also "Bayer MaterialScience") is a leading manufacturer of high value substances and innovative system solutions used in a variety of every day life products. Main customers are the automobile and construction industry, the electric and electronic industry and manufacturers of sports and leisure items, packaging and medical technical products. Bayer MaterialScience is divided into the business units polycarbonates, thermoplastic polyurethanes, polyurethanes, coatings / adhesives / sealants, inorganic basic chemicals, Wolff Walsrode and H.C. Starck. In connection with the takeover of Schering AG, Bayer AG announced the intention to dispose of Wolff Walsrode and H.C. Starck. Bayer MaterialScience employed approximately 18,800 employees as of 31 December 2005 and realized EUR 10,695 million in sales over the entire year. In the first quarter of 2006, sales amounted to EUR 2,811 million.

Convenience Translation - German Version legally binding

8.	Business Development and Earnings Situation of the Bayer Group; Key Data

a)	Key Data for the Fiscal Years 2003 through 2005

Amounts in million EUR	2005	2004	2003
Sales	27,383	23,278	22,417
Income from operations (EBIT)	2,812	1,875	575

Group profit	1,597	685	-1,303
Group profit per share (in EUR)	2.19	0.94	-1.78

Cash flow from operations (Net cash flow)	3,542	2,262	3,258

Balance sheet total	36,722	37,588	37,516
Equity capital	11,157	10,943	11,290
in % of balance sheet total	30.4	29.1	30.1

Investments (total)	1,389	1,251	1,653
Research and development costs	1,886	1,927	2,190

Personnel costs	5,912	6,026	6,483
Employees (31 December)	93,700	91,700	93,300

(Information based on the consolidated group financial statements according to IFRS; figures for 2003 and 2004 are adjusted. The data for 2003-2005 still includes the Division Diagnostics of the subgroup Bayer HealthCare, which is reported under Discontinued Operations from the second half of 2006 - also retroactively)

b)	Business Development and Earnings Situation in the Fiscal Year of 2005

In 2005, sales of the Bayer Group increased by 17.6% compared to previous year's EUR 27,383 million. This increase was primarily the result of the subgroups Bayer HealthCare (+17.0%) and Bayer MaterialScience (+24.4%). The sales of Bayer CropScience, on the other hand, reached only the level of the previous year, especially due to the difficult market situation in Brazil. Adjusted for exchange rate fluctuations and portfolio effects, the sales of the total Bayer Group increased by 7.5%. The portfolio effects include primarily the sales of the consumer health products business acquired from Roche and the sales with LANXESS.

Convenience Translation - German Version legally binding

The income from operations (EBIT) was substantially improved in the year 2005. The EBIT (earnings before interest and taxes) prior to extraordinary influences increased by 55.9% to EUR 3,300 million in the year 2005. All three subgroups contributed to this. The largest contributions to income came from Bayer Material Science (EUR 1,404 million) and Bayer HealthCare (EUR 1,319 million). While Bayer Material Science experienced an exceptionally strong increase in EBIT (plus 110.2%) resulting primarily from price increases, the improvement of the earnings at HealthCare (+26.9%) were driven primarily by the strong growth in the pharmaceutical business and the Consumer-Care-business, where the newly acquired products developed very well. At Bayer CropScience (+31.2% to EUR 685 million) discontinuation of the scheduled goodwill depreciations had a positive effect.

The Bayer Group EBITDA (earnings before interest, taxes, depreciation and amortization) before extraordinary effects increased by 24.9% to EUR 5,082 million in 2005 (previous year: EUR 4,069 million).

The earnings in the year 2005, however, were dampened by a number of extraordinary effects, which totalled EUR -488 million (previous year -242 million). This involved in particular expenses for anti-trust proceedings in the field of polymers (EUR 336 million), for legal cases in Bayer HealthCare (EUR 105 million), for the dissolution of the co-promotion agreement for Levitra® outside of the USA (EUR 106 million) and for the integration of the acquired Consumer Health Business (EUR 71 million). A total of EUR 127 million was incurred for restructuring measures in all subgroups. These expenses were substantially offset against extraordinary income from changes in the pension systems in the USA and Germany of a total of EUR 283 million.

After extraordinary effects, the Bayer Group had a 50% improved EBIT of EUR 2,812 million in the fiscal year of 2005. The EBITDA increased in the same period by 21.2% to EUR 4,647 million.

The result prior to income taxes improved by 80% to EUR 2,199 million, taking into account the profit from investments of EUR -613 million. After deducting tax expenses in the amount of EUR 641 million as well as after shares of third parties, the corporate group profit increased by EUR 912 million to EUR 1,597 million. The profit per Bayer share increased therefore from EUR 0.94 to EUR 2.19.

Convenience Translation - German Version legally binding

The gross cash flow benefited also from the leap in profits in 2005. It increased by 20.5% to EUR 3,477 million. The net cash flow increased even more to EUR 3,542 million (+56.6%).

This positive cash flow development enabled Bayer to nearly offset the acquisition based increase of net debt at the beginning of the year 2005 resulting from the acquisition of the consumer health business from Roche. As of 31 December 2005, the net debt in the ongoing business of EUR 5.5 billion was EUR 0.6 billion above the previous year’s level.

As a result of the reduction of the balance sheet total to EUR 36,722 million which resulted primarily from the LANXESS spin-off (previous year EUR 37,588 million) and an increase in the equity capital of EUR 11,157 million (previous year EUR 10,943 million), the equity ratio improved to 30.4% compared to 29.1% in the previous year.

The investments in fixed and intangible assets increased by 11% to EUR 1,389 million in 2005 compared to EUR 1,251 million in the previous year.

The Bayer Group spent a total of EUR 1,886 million in 2005 for research and development. Of this amount, EUR 954 million (51%) was attributable to Bayer HealthCare alone.

Personnel costs were reduced by 1.9% to EUR 5,912 million in 2005.

c)	Business Development and Earnings Situation in the Current Fiscal Year 2006

The Bayer Group had a successful start into 2006 and was able to continue the positive development from the previous year. Group sales in the amount of EUR 7,494 million in the first quarter 2006 exceeded the first quarter of the previous year (EUR 6,704 million) by 11.8%. The subgroups Bayer HealthCare (+20.9%) and Bayer MaterialScience (+10.5%) were the biggest contributing factors. Sales of Bayer CropScience exceeded the previous year's level by 1.5%. Adjusted for exchange rate fluctuations and portfolio effects, the sales in the entire Bayer Group increased by 5.8%.

Convenience Translation - German Version legally binding

The satisfactory course of business also led to an all-time high income from operations: The EBITDA prior to extraordinary effects increased by 6.7% to EUR 1,680 million. The EBIT prior to extraordinary effects increased by 8.2% to a record high of EUR 1,236 million. The strong development in earnings at Bayer HealthCare (+37.7%) was largely the result of the clear, two digit increase in growth in all divisions. The earnings improvement at Bayer MaterialScience (+11.1%) was primarily the result of price increases. Bayer CropScience was able to nearly maintain the earnings level of the quarter in the previous year (-3.5%) despite the difficult market situation in Brazil.

The results of the first quarter were influenced by extraordinary expenses in the amount of EUR 128 million (previous year EUR 138 million). These expenses included in particular EUR 110 million resulting from USA arbitration-proceedings in which Bayer MaterialScience did not prevail.

After special influences, the Bayer Group improved the EBITDA in the first quarter of 2006 by 8% to EUR 1,552 million. The EBIT increased in the same time period by 10.4% to EUR 1,108 million.

Taking into account financial results of EUR -213 million, the results prior to income taxes improved slightly to EUR 895 million. The financial results include interest expenses of EUR -144 million (previous year EUR -80 million). The increase in interest expenses was due to interest on supplemental tax payments in Germany and interest on payment obligations in the above-mentioned US arbitration proceedings. After the deduction of tax expenses of EUR 298 million, the Bayer Group achieved profits after taxes from the ongoing business in the amount of EUR 597 million (previous year EUR 593 million). After deducting shares of third parties, the group profits amounted to EUR 600 million (previous year EUR 652 million). Figures from the previous year's value includes income from former businesses totalling EUR 52 million (largely LANXESS).

The gross cash flow also profited from the increase in EBIT realized in the first quarter of 2006. It increased by 8.1% to EUR 1,190 million (previous year EUR 1,101 million). The net cash flow improved substantially by EUR 354 million to 128 million.

Convenience Translation - German Version legally binding

As of 31 March 2006 the net debt of EUR 5.7 billion was EUR 0.2 billion above the level on 31 December 2005 (EUR 5.5 billion) and EUR 1.4 billion below the previous year's amount as of 31 March 2005 (EUR 7.1 billion). Compared to 31 December 2005, provisions for pensions and similar obligations decreased by EUR 0.9 billion to EUR 6.3 billion, in particular as a result of higher interest rates in the capital markets.

Investments for fixed assets (EUR 242 million) and intangible assets (EUR 177 million) increased in the first quarter of 2006 by 131.5% to EUR 419 million compared to EUR 181 million in the same quarter of the previous year. This includes in particular the acquisition costs of the European distribution rights for the high blood pressure drugs Prior® and PriorPlus® and expenses for expanding the Chinese location in Caojing for the production of polymer products.

The research and development costs increased by 7.3% to EUR 454 million compared to the first quarter of 2005.

On 31 March 2006, the Bayer Group employed worldwide 93,600 employees (+300 compared to the same quarter of the previous year). The expense for personnel costs increased by 7.2% to EUR 1,617 million compared to the same quarter of the previous year (EUR 1,509 million). Adjusted for currency exchange fluctuations, this equals an increase of 3.5%.

d)	Assets, Finances and Earnings of the Bayer Group and Bayer AG after the Takeover of Schering

The takeover of Schering will have effects on the assets, the financial and the earnings condition of the Bayer Group and Bayer AG. At the time this Report was prepared, there were no published financial statements available from Bayer AG showing Bayer AG or the Bayer Group including the operations of Schering. Schering will first have to be included in the unaudited interim financial statements of Bayer AG of 30 June 2006. The Bayer Group figures for the second quarter 2006 were not available at the time this Report was prepared. These will be published on 29 August 2006. The most current published financial data having the same reference date for both corporate groups are the unaudited interim reports of Bayer AG and Schering AG of 31 March 2006.

Convenience Translation - German Version legally binding

These quarterly reports, when added without adjustments, show that the sales of the Bayer Group increase by EUR 1,406 million from EUR 7,494 million to a total of EUR 8,900 million. Based on the consolidated financial statements of the Bayer Group and the Schering Group for the fiscal year of 2005, an addition of the sales without adjustments leads to an increase by EUR 5,308 million from EUR 27,383 million to a total of EUR 32,691. Transactions between the two groups relating to the above stated periods were of little importance so that group sales between Bayer and Schering were not eliminated.

A forecast of the effects of the Schering AG takeover on the future net income from operations (EBIT) and the group profit of the Bayer Group cannot yet be made. The net income from operations (EBIT) and the group profits of Bayer will be influenced, among other things, by the synergetic potential which Bayer AG anticipates as a result of the acquisition, as well as by necessary one-time expenses to achieve such synergies which cannot yet be finally determined. The allocation of the purchase price and of the ancillary costs for the acquisition to the acquired individual assets and assumed debt and contingent liabilities must occur within one year after acquisition of the Schering stock and has presently not yet been concluded. Thus, the results will also be dampened by depreciations in the context of the new valuation of the acquired assets. In the future, substantial burdens are anticipated for the financial statements of the Bayer Group which, however, cannot be yet sufficiently, specifically quantified.

When evaluating the assets, the financial and the earnings situation of the Bayer Group and Bayer AG after the takeover of Schering, it must be taken into account that the purchase price including the ancillary costs for the acquisition of 92.4% of the outstanding Schering stock will approximately be EUR 15.6 billion.

For purposes of financing the acquisition of Schering AG, Bayer AG issued a mandatory convertible bond in the amount of EUR 2.3 billion in April 2006. In May 2006, Bayer placed three bonds for a total of EUR 3 billion on the market. At the beginning of July 2006, Bayer AG carried out a capital increase from authorized capital and placed 34 million new shares with German and international institutional investors resulting in issue proceeds of approximately EUR 1.2 billion. The remaining financial requirements were largely met by syndicated financing in the amount of EUR 7 billion and cash.

The planned sale of H.C. Starck and Wolff Walsrode, which belong to the subgroup Bayer MaterialScience, is one of the ways planned to reduce the financial debt of the Bayer Group resulting from the acquisition.

Convenience Translation - German Version legally binding

For this purpose, Bayer AG will in addition use the profit from the sale of the diagnostics division of Bayer HealthCare AG to Siemens AG, concluded at the end of June 2006, for EUR 4.2 billion (before taxes). The transaction is scheduled to close at latest in the first half of 2007, subject to clearance by the antitrust authorities.

In July 2006, Standard & Poor's downrated Bayer AG from A with a stable outlook to BBB+ with a positive outlook as a result of the increase in debt in connection with the acquisition of Schering AG. Moody's confirmed the current A3 rating for Bayer AG in July 2006. Only the outlook was changed from stable to negative.

e)	Forecast

Despite the continuing high prices for raw materials and energy, Bayer anticipates for the fiscal year of 2006 a worldwide continuing positive economic growth and continued robust economic development in the USA. However, Bayer expects a slight weakening of this growth. The revival of the economy in Europe, which became apparent in the last month of 2005, continued in the first quarter of 2006. Therefore, Bayer believes that there will be a somewhat higher growth in the current year compared to 2005.

In light of the above mentioned general economic conditions, the Bayer Group (excluding Schering) continues to plan with a slight increase of its EBIT and EBITDA as adjusted for extraordinary effects. The corporate group (excluding Schering) continues to strive for an EBITDA margin of approximately 19% for the entire year 2006, when adjusted for special influences. The effects of the Schering takeover on the above-stated figures have not been taken into account in these forecasts.

9.	Employees and Co-Determination

As of 31 March 2006, the Bayer Group employed worldwide approximately 93,600 employees, approximately 37,000 thereof in Germany. Pursuant to § 7 (1) sentence 1 no. 3 Co-Determination Act and § 8 (1) of the Articles of Association of the Company, Bayer AG's Supervisory Board has an equal number of shareholder and employee representatives totalling 20 members (see Section B II 5 above for individual members). Additional equally divided Supervisory boards pursuant to the Co-Determination Act exists at the subgroup level at Bayer HealthCare AG, Bayer CropScience AG, Bayer MaterialScience AG and both of the service companies Bayer Business Services GmbH and Bayer Industry Services GmbH, the general partner in the Bayer Industry Services GmbH & Co. OHG.

Convenience Translation - German Version legally binding

III.	Dritte BV GmbH

1.	Overview

Party to the Domination and Profit and Loss Transfer Agreement with Schering AG is not Bayer AG but Dritte BV GmbH, a wholly owned subsidiary of Bayer AG. Dritte BV GmbH is a German company with limited liability (Gesellschaft mit beschr’nkter Haftung) with its registered office in Leverkusen and is registered in the Commercial Register of the Local Court Cologne under register number HRB 52162. The Company holds the Schering participation of the Bayer Group. Since 12 July 2006, it is furthermore sole owner of BayInvest GmbH, Leverkusen. The company does not carry out any other business activity.

Dritte BV GmbH was established in 2003 with a registered capital of EUR 25,000. Until acquiring the Schering stock, it did not conduct any business activity.

2.	Registered Office, Fiscal Year and Purpose of Company

Dritte BV GmbH is based in Leverkusen. Its fiscal year corresponds to the calendar year. The purpose of the company is the administration of its assets. The company may establish other enterprises, acquire or participate in them.

3.	Registered Capital and Shareholder / Profit and Loss Transfer Agreement with Bayer AG

The registered capital of Dritte BV GmbH is still EUR 25,000. The sole shareholder is Bayer AG.

Since the fiscal year of 2004, a profit and loss transfer agreement is in place between Dritte BV GmbH and Bayer AG. According to this agreement, Dritte BV GmbH is obligated to transfer all profits to Bayer AG. Reciprocally, Bayer AG is obligated to compensate for any losses of Dritte BV GmbH (§ 302 AktG). The profit and loss transfer agreement may be terminated with ordinary notice of termination not before 31 December 2009. A valid notice of termination before that date is only effective for just cause.

Convenience Translation - German Version legally binding

4.	Corporate Bodies and Representation

The Managing Directors of Dritte BV GmbH are Dirk Rosenberg and Dr. Armin Buchmeier. The company is represented pursuant to § 7 (2) of its Articles of Association jointly by two Managing Directors or by one Managing Director acting jointly with an authorized signatory (Prokurist). § 7 (3) of the Articles of Association provides, however, that individual Managing Directors may be granted sole power of representation for the company by a shareholder resolution. As a result of a corresponding shareholder resolution, the present Managing Directors of Dritte BV GmbH have sole power of representation. There is no supervisory board.

5.	Business Development and Earnings Situation of Dritte BV GmbH

Dritte BV GmbH ended the year of its establishment (2003) with an annual loss of EUR 445. In the years of 2004 and 2005, losses of EUR 7,309 and EUR 10,743 respectively were incurred primarily as a result of general administration costs, which were compensated by Bayer AG in each case on the basis of the existing profit and loss transfer agreement. As of 31 December 2005, the balance sheet total of Dritte BV GmbH amounted to EUR 35,827. The balance sheet shows receivables against affiliated enterprises of EUR 10,743 and cash resources of EUR 25,084. The liabilities side of the balance sheet contains subscribed capital of EUR 25,000 and a loss carry forward in the amount of EUR 445 as well as liabilities towards affiliated enterprises of EUR 11,272.

As a result of the now concluded takeover of Schering AG, the assets, financial and earnings condition of Dritte BV GmbH has changed fundamentally. As of 30 June 2006, Dritte BV GmbH held 89.68% of the outstanding shares (i.e. shares not held by Schering AG). Compared to 31 December 2005, this has the following effects as of 30 June 2006: The position for participations increased from EUR 0 to approximately EUR 15.1 billion. The balance sheet total increased by the same amount. Bayer AG, as sole shareholder of Dritte BV GmbH, initially provided a contribution of EUR 3 billion for the until 30 June 2006 acquired Schering shares, which amount was booked into the capital reserves. Approximately, an additional EUR 12.1 billion was provided to Dritte BV GmbH - in the context of a total loan promise - by a short-term loan from Bayer AG. The currently existing mix of equity and financial loans resulted in an increase of the capital reserve from EUR 0 to EUR 3 billion and an increase of financial debt from EUR 0 to approximately 12.1 billion.

Convenience Translation - German Version legally binding

As result of the currently existing financing structure consisting of equity and financial loans - without the intended integration measures described under B IV -, Dritte BV GmbH anticipates an interest expense of up to EUR 670 million per year. To the extent that dividends or received distributions of profits from the Schering participation are not sufficient to cover this expense, it should be noted that Bayer AG will settle any loss of Dritte BV GmbH during the contract period of the Profit and Loss Transfer Agreement that exists since 2004 and which obligates Bayer AG to do so pursuant to § 302 AktG.

6.	Employees and Co-Determination

Dritte BV GmbH does not employ any employees and is not subject to co-determination laws.

IV.	Planned Integration of Schering AG into the Bayer Group

Since the takeover of the majority of shares in the Schering AG by Dritte BV GmbH in June 2006, Schering AG is part of the Bayer Group. In order to realize the potential for growth and synergies, the business of Schering AG is supposed to be combined with the pharmaceutical activities of the subgroup Bayer HealthCare. Initially, Schering and the pharmaceutical business of Bayer HealthCare will continue to be divided in separate legal entities. Despite this, there will be cooperation in all operational areas (for example, purchasing, production, distribution, marketing, research and development). The name Schering AG is intended to be changed to Bayer Schering Pharma Aktiengesellschaft.

1.	Potential for Growth and Synergy

On the basis of the 2005 figures, the combined pharmaceutical business will have sales of more than EUR 9 billion. This results in the largest German pharmaceutical company. In a world-wide comparison of the largest companies in the field, the combined business will have placed fourteen, and it will be among the first 10 suppliers in the field for specialized doctors. The combined business will include the fields of oncology, hematology/cardiology, gynecology, multiple sclerosis, contrast agents as well as the business for general medical practitioners. It will have a leading position in virtually all of these fields. In all important regions in the world, the combined pharmaceutical business will have substantial positions.

The combination of the pharmaceutical businesses results in potential for growth and synergies in various aspects. Some of these are:

Convenience Translation - German Version legally binding

-	Bundling purchasing and production

Purchasing can be conducted jointly after combining the two pharmaceutical businesses. This will in particular result in reduced costs. The bundling also has further cost reduction potential in the field of production by combining production facilities and a higher use of existing capacities.

-	Bundling marketing and distribution

Bundling marketing and distribution of both pharmaceutical businesses will result in economies of scale. Furthermore, the combined company will be able to distribute its products through a much larger distribution and marketing platform than in the past. This will in particular benefit the introduction of new products from the development pipeline of Schering and Bayer HealthCare.

-	Bundling research and development

The bundling of know-how and resources of both pharmaceutical businesses in the field of research and development provides a very good starting position in order to completely exploit the potential of many promising products from the product pipeline of both pharmaceutical businesses and to materially expand the assortment of products. Furthermore, the combination of research and development sites will enable cost reductions to be achieved.

-	Reduction of the costs in the field of IT and general administration

There is also potential for savings in the field of IT which can be operated after integration jointly for both pharmaceutical businesses. Cost reductions will also be realized in the field of general administration. Many staff functions existing separately until now in both pharmaceutical businesses can be combined as a result of the merger.

-	Reductions in jobs

In the course of the merger, jobs shall be reduced in the above-mentioned fields (purchasing/production, distribution/marketing, research/development, IT/general administration), which jobs, however, will be identified in a fair and reasonable manner in an appropriate process. According to initial estimates, approximately 6,000 jobs will be eliminated in the combined business. The cuts in jobs will be carried out in a socially responsible manner and will be jointly prepared in project groups of Schering and Bayer HealthCare.

Convenience Translation - German Version legally binding

After a transition phase to implement the synergies, the total estimate is that the combination of the pharmaceutical activities will result in synergies commencing in the year 2009 in the range of approximately EUR 700 million per year. The synergies will probably be allocated in the range of 15-20% in purchasing/production, 15-20% in distribution/marketing, 30-35% in research/development, and 30-35% in IT/general administration.

The realization of the synergies, however, is only possible to a great extent after the Domination and Profit and Loss Transfer Agreement takes effect. Prior to that time, there is only a so-called de facto corporate group relationship between Bayer AG and Schering AG. The intended integration of Schering into the Bayer Group is subject to much stricter legal restrictions in a de facto corporate group, so that integration is only possible to a limited degree (see legal explanations in Section C I 2). The Domination and Profit and Loss Transfer Agreement presented for consent is, thus, a decisive prerequisite for the success of the integration and the complete use of the mentioned potential for growth and synergies.

2.	Legal Structures

Over the midterm, it is planned to transfer the pharmaceutical activities from Bayer HealthCare and Schering into common legal structures. The combined pharmaceutical business will be managed out of Berlin. The planning for the legal integration of the pharmaceutical business of Bayer HealthCare and Schering has not yet been completed due to complex legal and tax considerations which are currently being evaluated. The planning also depends on when a squeeze-out can be conducted in Schering AG. Bayer maintains its goal to take over 100% of Schering AG without wishing to subject itself to time pressure.

In the context of the not yet finalized considerations to reorganize the real property belonging to the Bayer Group, the intent is that Dritte BV GmbH will transfer part of its Schering AG shares to another company of the Bayer Group. The details of the participation in this company have not yet been determined. In any event, the company will be a company controlled by Dritte BV GmbH within the meaning of § 17 AktG. Under German stock corporation law, the Schering stock held by the company will be fully attributed to Dritte BV GmbH (see § 16 (4) AktG).

Convenience Translation - German Version legally binding

Consideration is being given to delist Schering ADS on the NYSE. A delisting of Schering ADS on the NYSE would have the effect that the Schering stock would lose its classification as "margin securities" in the context of the margin regulations so that it would no longer be able to serve as security for loans.

C.
Reasons for concluding the
Domination and Profit and Loss Transfer Agreement

I.	Economic and Legal Reasons for the Conclusion of the Domination and Profit and Loss Transfer Agreement

1.	Economic Reasons

As described in the foregoing section, Schering AG, Dritte BV GmbH and Bayer AG are pursuing the goal to integrate Schering AG into the Bayer Group and to merge the Schering Groups' business with the pharmaceutical business of Bayer HealthCare. The Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH and Schering AG will serve to implement this plan and to realize expected synergies of approximately EUR 700 million per year as from 2009 (see above Section B IV).

Without this Agreement, simply a de facto corporate group relationship exists. In a de facto corporate group, measures to integrate Schering AG into the Bayer Group face wide-reaching restrictions which will constrain the merger (more under Section C I 2). By concluding the Agreement, these constraints cease to exist.

The conclusion of the Domination and Profit and Loss Transfer Agreement also serves the purpose of unifying the management and organization structure in the Bayer Group because domination and profit and loss transfer agreements also exist with the three subgroups Bayer HealthCare, Bayer MaterialScience and Bayer CropScience.

In the offer document published on 13 April 2006, Dritte BV GmbH already announced its intention to enter into a domination and profit and loss transfer agreement with Schering AG after successful completion of the tender offer. This announcement shall be implemented with the Agreement signed today.

Convenience Translation - German Version legally binding

2.	Corporate Law Reasons

There is a so called de facto corporate group relationship between Dritte BV GmbH and Schering AG at the present time on the basis of the majority interest of Dritte BV GmbH. The same applies to the relationship of Bayer AG to Schering AG as a result of the indirect majority interest of Bayer AG. In a de facto corporate group relationship, the Management Board of Schering AG is entitled and obligated under the provisions of the Stock Corporation Act (AktG) to manage the company independently (see § 76 (1) AktG). All measures and transactions initiated by Bayer AG or Dritte BV GmbH must be examined by the Management Board of Schering AG in each specific case with regard to their effects on Schering AG. If transactions or measures initiated by Bayer AG or Dritte BV GmbH are disadvantageous for Schering AG, these can only be implemented if the resulting disadvantages are compensated for by Bayer AG or Dritte BV GmbH. The compensation for such disadvantage must occur by the end of the relevant fiscal year, thus in a very tight time frame, either in fact or by granting a corresponding legal claim (see § 311 AktG).

This legal situation has the result that all measures and transactions of Schering AG entered into on initiative of Bayer must be examined in each specific case with regard to their disadvantages and the obligation to compensate. The measures and legal transactions have to be documented in detail. Furthermore these must be reported about in a dependency report (§ 312 AktG). Any disadvantageous effects must be quantified.

These principles applying to a de facto corporate group can in general be handled without great costs in the case of simple group internal transactions, such as ordering and delivering products or rendering or ordering services. However, in the case of deep structural changes, such as the centralization of major corporate functions, the transfer of divisions and business opportunities, the release of resources, etc., the question of quantification and compensation for disadvantages results in great difficulties. These difficulties have the consequence that such measures cannot be carried out with adequate legal certainty in de facto corporate groups. The implementation of such wide-reaching integration measures is, however, unavoidable to realize the desired synergies from a combination of the pharmaceutical activities of Schering and Bayer HealthCare as described above in Section B IV. As mentioned, the anticipated synergies will result to a large extent from the combination of central corporate functions such as purchasing, production, distribution, marketing, research, development, IT and general administration. This combination is intended to be accompanied by significant job reductions in the mentioned areas. In the case of such a comprehensive integration, the system of individual compensation applicable to a de facto corporate group which is designed for compensation of individual, isolated disadvantages, reaches its limits.

Convenience Translation - German Version legally binding

An integration of this volume is only legally safe, if the corporate group is put on a contractual basis by concluding a domination agreement (contract group). The provisions on compensation in a specific case for disadvantageous transactions and measures initiated by the dominating company do not apply in the case of a contract group. The dominating company may issue direct instructions to the controlled company to engage in transactions and measures in the interest of the controlled company, even if these are disadvantageous for the controlled company (§ 308 AktG) and the disadvantages cannot be quantified and compensated for in the respective fiscal year. The above described obstacles for a full integration of Schering AG, and the synergies connected with it, dissolve by a valid domination agreement. Furthermore, the requirement for a dependency report ceases to exist, because such is not required in a contract group. The domination agreement, is therefore a suitable legal tool for the integration of Schering AG into the Bayer Group which is also used by other enterprises in comparable cases and is intended by law especially for this purpose.

As a result of the combination with a profit and loss transfer agreement, Dritte BV GmbH (and, thus, indirectly Bayer AG, which itself has concluded a profit and loss transfer agreement with Dritte BV GmbH) has a claim for transfer of profits. Schering AG receives in turn a claim for compensation of losses as a result of the Domination and Profit and Loss Transfer Agreement in the event that an annual loss is incurred during the term of the contract. Schering AG must no longer obtain individual compensation for losses suffered by possible exercise of influence; rather, Schering AG receives, independent of the exercise of influence issue, complete compensation of losses by Dritte BV GmbH (§ 302 AktG).

The contract creates special, protective mechanisms for the outside shareholders of Schering AG which are not available to them in a de facto group: They receive a claim for annually recurring guaranteed dividends and may, if they wish to sell their Schering stock in light of the agreement, assert a claim for adequate compensation against Dritte BV GmbH and leave the company (see explanations in Section D IV, V). The enforceability of the rights of the outside shareholders is in addition secured by a Comfort Letter of Bayer AG (Section D VII).

Convenience Translation - German Version legally binding

3.	Tax Reasons

The combination of the domination agreement with a profit and loss transfer agreement is intended to establish a tax group (Organschaft) for purposes of corporate income tax and trade tax between Dritte BV GmbH and Schering AG. Because Dritte BV GmbH is connected to Bayer AG by a profit and loss transfer agreement, Schering AG is included at the same time in the tax group with Bayer AG. In order to be a recognized tax group for corporate income tax and trade tax purposes, in addition to the conclusion of a profit and loss transfer agreement, a majority of voting rights of Dritte BV GmbH in Schering AG, which must have existed uninterrupted since the beginning of the first fiscal year of Schering AG for which the tax group is intended to be established (so called financial inclusion).

As the financial inclusion of Schering AG in Dritte BV GmbH did not exist at the beginning of the fiscal year of 2006 (the takeover was completed in June 2006), in the present case, the tax group for corporate income tax and trade tax can only be established as of 1 January 2007. Therefore, the Agreement provides in its § 2 (3) that the obligation to transfer profits exists for the first time for the profits of the fiscal year of 2007, if the Domination and Profit and Loss Transfer Agreement takes effect by registration in the Commercial Register prior to expiration of the calendar year 2007. Should the Agreement be registered at a later date in the Commercial Register, the tax group for corporate income tax and trade tax purposes will only start at the beginning of the fiscal year in which the registration occurs (more detail on this point below in Section D II).

The taxation of the income of Schering AG, which is subject to taxation in Germany, will no longer occur at the level of Schering AG upon the existence of a tax group. The positive or the negative income, which is subject to tax, is instead attributed to Dritte BV GmbH and thus, to Bayer AG because Dritte BV GmbH itself has a profit and loss transfer agreement with Bayer AG and is taxed at the level of Bayer AG. This allows for a direct offset of taxable results of Schering AG with the taxable results of the other companies belonging to the tax group of Bayer AG. Furthermore, this has a positive effect on the liquidity of the Bayer Group in so far as the transfer of profits by Schering AG is not subject to any deduction by capital income tax and the solidarity surcharge. If no profit and loss transfer agreement were concluded, the deducted taxes would only be reimbursed in the context of the assessment of taxes of the shareholder or its tax group partner for corporate income tax after submitting the tax declarations. Furthermore, the profit transfer, other than a dividend of Schering AG, is not subject to the 5% fictitious prohibition on the deduction for expenses pursuant to § 8b (5) corporation tax law (Körperschaftsteuergesetz, "KStG").

Convenience Translation - German Version legally binding

II.	Alternatives

Alternatives to the Domination and Profit and Loss Transfer Agreement were thoroughly examined by the corporate bodies of the involved companies. The result was, that there are no other structures to achieve the objectives described above:

1.	Conclusion of a seperate Domination Agreement / Conclusion of a seperate Profit and Loss Transfer Agreement

The conclusion of an isolated domination agreement would be legally permissible. However, an isolated domination agreement would not result in a tax group for corporate income tax and trade tax purposes. The tax advantages (see Section C I 3) would therefore not be achieved by an isolated domination agreement.

The conclusion of an isolated profit and loss transfer agreement would also be legally permissible. However, the conclusion of such an agreement would not provide a sufficient legal basis for the desired integration of Schering AG into the Bayer Group. As described, an integration as in the case of Schering AG is legally only safe, if the corporate group is put on a contractual basis (see Section C I 2).

2.	Merger in the Form of an Eingliederung / Squeeze-out

A corporate group integration by way of merger in the form of an Eingliederung (§§ 319 et seq. AktG) is excluded simply by the fact that Dritte BV GmbH does not have a share of at least 95% in the share capital of Schering AG as it is required for a merger in the form of an Eingliederung (§ 320 (1) AktG). A merger in the form of an Eingliederung would also require Dritte BV GmbH to be transformed into an AG.

Due to the fact that at the time this Report was prepared neither Dritte BV GmbH nor Bayer AG holds directly or indirectly 95% of the share capital in Schering AG, the exclusion of the minority shareholders by a cash compensation (so called "squeeze-out", §§ 327a et seq. AktG) is also precluded at this time. Furthermore, even in the case of sole ownership, without a domination and profit and loss transfer agreement the described legal obstacles connected to a de facto group relationship would exist.

Convenience Translation - German Version legally binding

3.	Merger (Verschmelzung)

A merger of Dritte BV into Schering AG ("downstream merger") is precluded as a structuring alternative, just as is a merger of Schering AG into Dritte BV GmbH ("upstream merger"). This applies also to a merger of Schering AG into Bayer HealthCare AG or a merger of Bayer HealthCare AG into Schering AG.

The downstream merger of Dritte BV GmbH into Schering AG is unsuitable as an alternative because Dritte BV GmbH would cease to exist as an independent legal entity and, according to the predominant view, the profit and loss transfer agreement between this company and Bayer AG would cease to exist. Such a measure would not change anything with regard to the requirement for a domination and profit and loss transfer agreement to implement the desired integration of Schering AG into the Bayer Group and to establish a tax group for corporate income tax and trade tax purposes. The comprehensive offsetting for tax purposes of the results of the Bayer Group companies with the results of Schering AG could, thus, not be achieved in this manner.

The upstream merger of Schering AG into Dritte BV GmbH is also no suitable alternative. For this case, the Schering stockholders would obtain participations in Dritte BV GmbH. To the extent Dritte BV GmbH is not transformed into a stock corporation with a subsequent listing on the stock exchange, this would result in a delisting of Schering stock on the stock exchange which would substantially affect the tradability of Schering stock and would therefore materially impair the interest of the outside shareholders. Pursuant to § 307 AktG, this kind of merger would also terminate the profit and loss transfer agreement between Dritte BV GmbH and Bayer AG. Furthermore, the merger would trigger major costs because of real property transfer taxes due to the real property owned by Schering. Above all, however, this kind of merger would not change the need for a domination and profit and loss transfer agreement with Bayer AG to implement the desired integration of Schering AG into the Bayer Group or to establish a tax group for corporate income tax and trade tax purposes.

The merger of Schering AG into Bayer HealthCare AG would cause the outside shareholders to gain shares in the unlisted Bayer HealthCare AG. The presently existing domination and profit and loss transfer agreement between Bayer HealthCare AG and Bayer AG as the dominating company would terminate pursuant to § 307 AktG. To secure the advantages of the tax group and to allow instructions to be issued in the interests of the Bayer Group, it would be necessary to enter into a new domination and profit and loss transfer agreement. For this purpose, the consent of the General Meeting of Bayer AG would be necessary, among other things. Furthermore, a merger of Schering AG into Bayer HealthCare AG would not in itself be sufficient for the smooth integration of Schering into the Bayer Group. Significant parts of the foreign pharmaceutical activities of the Bayer Group are operated by companies not held by Bayer HealthCare AG, but by Bayer AG. The merger would also result in considerable costs, triggered by real property transfer tax due to the Schering real property. If one wanted to avoid the resulting disadvantages for the current Schering stockholders, which would result from the participation in an unlisted company, it would be necessary to list the Bayer HealthCare stock, a move which would result in additional costs. Furthermore, the implementation of the described measures would cause a considerable delay in the integration of Schering AG into the Bayer Group. There are no apparent advantages from such a merger for the outside shareholders of Schering.

Convenience Translation - German Version legally binding

A merger of Bayer HealthCare AG into Schering AG would not trigger any real property transfer tax. However, such a measure also would not change the need for a domination and profit and loss transfer agreement to implement the desired integration of Schering AG into the Bayer Group and to establish a tax group for corporate income tax and trade tax purposes.

4.	Change of Form

A transformation of the corporate form of Schering AG into another form of capital corporation or into a partnership is also no appropriate alternative. True, this alternative would legally be possible. However, the situation, after a transformation of form, would remain that instructions issued in the interests of the Group would have to be examined with regard to whether these are disadvantageous for Schering AG when viewed in an isolated manner. Thus, only the conclusion of a domination and profit and loss transfer agreement provides a legally secure basis for the fast implementation of instructions in the interests of the Group. A transformation of corporate form into a GmbH or a partnership would also result in delisting of the Schering stock on the exchange which would affect the tradeability of Schering stock and therefore would have a substantial detrimental impact on the outside shareholders of Schering AG.

Convenience Translation - German Version legally binding

III.	Costs of the Domination and Profit and Loss Transfer Agreement

The conclusion of the Domination and Profit and Loss Transfer Agreement involves non-recurring costs. External costs arise especially with regard to the mandate of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG") as the appraiser (see Sections E I and F), for the preparation of the contract audit report by Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft (see Section E III), for legal advice and for conducting the Extraordinary General Meeting. The costs for the contract audit and the preparation of the expert opinion will be split between Bayer and Schering. The costs for the preparation and conduct of the General Meeting will be borne by Schering. Aside from this, each party bears its own costs, including the costs of its attorneys. Schering anticipates the external costs which have to be borne by Schering in the range of approximately EUR 2 million.

D.
Explanation of the Domination and Profit and Loss Transfer Agreement

In the following the individual provisions of the Domination and Profit and Loss Transfer Agreement will be explained.

I.	Control (§ 1 of the Agreement)

§ 1 (1) of the Agreement contains the determinative provision in a domination agreement under which Schering AG, as the controlled company, submits the control of its company to Dritte BV GmbH as the dominating company. Dritte BV GmbH is entitled to issue instructions to the Management Board of Schering AG with regard to the management of the company. This right to give instructions does not change the fact that Schering AG continues to be a legally independent company with its own corporate bodies. The Management Board of Schering AG accordingly continues to be responsible for the management and the representation of the company. To the extent that no instructions are issued, the Management Board of Schering AG may and must manage the company in its own responsibility.

The scope of the right to give instructions is determined according to § 308 AktG. The Management Board of Schering AG is required to comply with permissible instructions (§ 1 (2) of the Agreement). Pursuant to § 308 AktG, instructions may also be issued which are disadvantageous for Schering AG if the instructions serve the interests of Dritte BV GmbH or the companies affiliated with it or Schering AG. The Management Board, however, must not comply with impermissible instructions, e.g. those for which compliance would require violation of mandatory statutory provisions or regulations in the Articles of Association of Schering AG.

Convenience Translation - German Version legally binding

A right to give instructions only exists with regard to the Management Board, but not with regard to the Supervisory Board or the General Meeting of Schering AG. If the Management Board is instructed to engage in a transaction requiring the consent of the Supervisory Board and if the Supervisory Board does not consent, the consent of the Supervisory Board can be replaced, pursuant to § 308 (3) AktG, by repeating the instruction. The participation rights of the General Meeting of Schering AG are not affected by the Agreement.

An instruction must be issued in writing pursuant to § 1 (3). An instruction to change the Agreement, maintain it or terminate it cannot be granted under § 1 (1) sentence 3 of the Agreement in accordance with § 299 AktG.

II.	Profit and Loss Transfer (§ 2 of the Agreement)

§ 2 (1) of the Agreement contains the provision which is determinative for a profit and loss transfer agreement under which Schering AG is obligated to transfer its entire profits to Dritte BV GmbH during the course of the Agreement. The profit to be transferred is determined in accordance with the statutory provisions in § 301 AktG. The profit to be transferred, according to this provision, is the annual net income without taking into account the transfer of profit, reduced by any loss carry forward from the previous year and by the amount which must be allocated to the statutory reserve. The amount of the statutory reserve which must be established is defined in § 300 AktG and depends on the amount of the share capital.

The amount to be transferred as profit is reduced pursuant to § 2 (2) sentence 1 of the Agreement if Schering AG allocates amounts from the annual net income, as calculated without the transfer of profit, to other profit reserves (§ 272 (3) German Commercial Code (Handelsgesetzbuch, "HGB")). The allocation to these profit reserves is only recognized for tax purposes to the extent that it is economically justified by a sound commercial judgement (§ 14 (1) sentence 1 no. 4 KStG). § 2 (2) sentence 1 of the Agreement takes this standard into account. Dritte BV GmbH can demand under § 2 (2) sentence 2 of the Agreement that other profit reserves, established during the course of the Agreement, are to be dissolved and are transferred as profit or are to be used to compensate an annual net loss.

Convenience Translation - German Version legally binding

The Agreement provides in § 2 (2) sentence 3 that other reserves and a profit carry forward from the period prior to the Agreement may not be transferred as profit or be used to compensate for an annual net loss. The term "other reserves" includes all reserves as defined by § 272 HGB, except for the other profit reserves which are established during the course of the Agreement and which may be transferred under § 301 sentence 2 AktG and § 2 (2) sentence 2 of the Agreement. These are the capital reserves, the statutory reserves, the reserves provided for in the Articles of Association as well as the reserves for own shares. These reserves are excluded from being transferred, independent of the time when they were established. This also applies to other profit reserves which were established in the period prior to commencement of the Agreement; these may also not be transferred.

§ 2 (3) of the Agreement determines that the obligation to transfer profit applies for the first time for the entire profit of the fiscal year in which the Agreement takes effect pursuant to § 6 (2), but no earlier, however, than for the entire profit of the fiscal year commencing on 1 January 2007. The Agreement takes effect upon its registration in the Commercial Register at the registered office of Schering AG. If the registration occurs in the course of 2008 or a subsequent year, the obligation to transfer profits thus arises for the first time for the entire profit of the business year of 2008 or the subsequent year. If the registration will take place in the year 2006 or 2007, the obligation to transfer profits will apply for the first time for the entire profit of the fiscal year 2007 in accordance with the last half sentence in § 2 (3) of the Agreement. This provision is based on the consideration that the prerequisites for a tax group for purposes of corporate income tax and trade tax can only be satisfied for the first time in the fiscal year of 2007. The necessary financial integration required for the tax group is lacking for the year 2006 because Dritte BV GmbH did not hold the majority of the voting rights in Schering AG in an uninterrupted manner during the year 2006 (see Section C I 3). A transfer of profits, carried out for the fiscal year 2006, would involve a considerable disadvantage for Bayer with regard to liquidity. The transfer of profits would be treated as a dividend to Dritte BV GmbH and would be subject to withholding for capital earnings tax. Furthermore, the result of such a transfer of profits would be, that 5% is subject to corporate income tax and trade tax (fictitious prohibition on the deduction for expenses pursuant to § 8b (5) KStG).

The claim of Dritte BV GmbH for transfer of profits arises at the end of each business year and is due for payment at the same time, just as is the case with the obligation to compensate for losses (see below, Section D III).

Convenience Translation - German Version legally binding

III.	Assumption of Loss (§ 3 of the Agreement)

§ 3 of the Agreement regulates the obligation of Dritte BV GmbH to compensate for any annual net loss incurred during the course of the Agreement, corresponding to the statutory provision in § 302 (1) AktG. The obligation to compensate for losses does not exist to the extent that the annual net loss is compensated by deducting amounts from the other profit reserves paid into the reserves during the course of the Agreement. Dritte BV GmbH is accordingly obligated to compensate for losses, i.e. the "otherwise incurred annual net loss" without taking into account the existence of the obligation to compensate for the loss, subject to compensation by dissolving other profit reserves established during the course of the Agreement.

The obligation to compensate for losses guarantees that the balance sheet equity of Schering AG, existing at the time the Agreement took effect, is not reduced during the course of the Agreement. This obligation to assume losses has the purpose of securing the financial interests of Schering AG, its shareholders and its creditors during the course of the Agreement (see also Section D X).

§ 3 (2) of the Agreement clarifies by reference to § 6 (2) that the obligation to assume losses applies for the first time for the entire fiscal year in which the Agreement takes effect upon registration in the Commercial Register of the registered office of Schering AG. If the Agreement is already registered in 2006, the obligation to assume losses starts already for losses incurred in 2006.

According to federal case law, the claim of Schering AG for compensation for losses arises at the end of the fiscal year and is due for payment in the same moment.

IV.	Guaranteed Dividend (§ 4 of the Agreement)

As soon as the profit transfer obligation takes effect, thus, at the earliest in 2007 (see above, Section D II), Schering AG will, as a general rule, no longer show any balance sheet profit. At that time, the right of the shareholders of Schering AG to decide about the use of the resulting balance sheet profit will normally no longer apply. As compensation for the loss of the claim for a dividend, an obligation of Dritte BV GmbH is provided for in § 4 of the Agreement to pay an adequate guaranteed dividend to the outside shareholders of Schering AG.

Convenience Translation - German Version legally binding

The transfer of profits does not yet apply for the fiscal year of 2006 of Schering AG (see above, Section D II). If the Domination and Profit and Loss Transfer Agreement is registered in the Commercial Register of the registered office of Schering AG in the year of 2006, the guaranteed dividend will nonetheless already be granted for the year of 2006. The guaranteed dividend is, however, reduced in this case pursuant to § 4 (3) sentence 2 of the Agreement, for each share by the amount which is distributed by Schering AG according to the resolution of the Annual General Meeting in 2007 as a dividend for each share for the fiscal year 2006.

With respect to the guaranteed dividend, the following should be noted:

1.	Type of guaranteed dividend

a)	Legal basis

A domination and profit and loss transfer agreement must provide for a adequate guaranteed dividend for the outside shareholders of the controlled company, thus, Schering AG. The guaranteed dividend must consist of a recurring cash payment for each share of the outside shareholders (§ 304 (1) sentence 1 AktG). The Stock Corporation Act (Aktiengesetz) differentiates between two types of guaranteed dividend payments:

(i)        Fixed guaranteed dividend

The guaranteed dividend may always be granted in the form of an annual recurring payment of a fixed cash amount. If the agreement provides for a fixed guaranteed dividend, the guaranteed dividend must correspond to the amount which would be able to be distributed for each share based on the past earnings situation of the controlled company and its future prospects for earnings, taking into account reasonable depreciation and value adjustments, but without the creation of other profit reserves, as an average share of the profits, i.e. as a profit which would be permitted to be distributed under commercial law.

Convenience Translation - German Version legally binding

(ii)       Variable guaranteed dividend

If the other contracting party is a stock corporation or a limited partnership based on shares (Kommanditgesellschaft auf Aktien), an alternative also is a variable guaranteed dividend based on the profit of the other contracting party. The guaranteed dividend must correspond to the amount which would accrue as a share in the profits in each case upon establishing a reasonable conversion rate for stock in the dominating company.

Even if a variable guaranteed payment is legally permitted as a general rule, the domination and profit and loss transfer agreement is not required to provide for a fixed and an alternative variable guaranteed dividend. In this case, the contracting parties may instead decide for one or the other form of guaranteed dividend.

b)	Reasons for determining a fixed guaranteed dividend

The Domination and Profit and Loss Transfer Agreement between Schering AG and Dritte BV GmbH establishes a fixed annual guaranteed dividend. This is primarily based on the following considerations:

(i)           Dritte BV GmbH is neither a stock corporation nor a limited partnership based on shares. A variable guaranteed dividend based on the profits of Dritte BV GmbH, is, thus, not legally possible without a prior transformation of the company into a stock corporation.

(ii)         A variable guaranteed dividend based on the profit of Bayer AG as the parent company of Dritte BV GmbH is legally not expressly permitted. It is uncertain whether such a variable guaranteed dividend would legally be permissible. Furthermore, the amount of the guaranteed dividend would depend on the decision of the shareholders of Bayer AG about the use of profits. The outside shareholders of Schering AG have no influence on this decision about the application of profits. Furthermore, the use of a variable guaranteed dividend based on the profits of Bayer AG would require a valuation of Bayer AG including all of its affiliates. This would have led to major additional costs for the preparation of the Domination and Profit and Loss Transfer Agreement.

Convenience Translation - German Version legally binding

2.	Determination of the Guaranteed Dividend as a gross payment

According to § 4 of the Agreement, Dritte BV GmbH guarantees the outside shareholders of Schering AG a guaranteed dividend for the course of the Agreement of EUR 4.60 gross per non-par share. The amount and the determination of the adequate guaranteed dividend are explained in more detail in Section E.

When determining the guaranteed dividend, the contracting parties took into account the case law of the German Federal Court of Justice (Bundesgerichtshof) ("Ytong"-decision dated 21 July 2003, ref. II ZB 17/01). In this case, the German Federal Court of Justice decided, that the guaranteed dividend to be paid to the outside shareholders pursuant to § 304 (1) sentence 1, (2) sentence 1 AktG must amount to the anticipated gross profit per share capable of being distributed of which the corporate income tax burden, in the respective statutory amount, must be deducted. This is supposed to ensure that any reduction of the rate of corporate income tax compared to the rate applicable on the effective date of the valuation does not result in unjustified advantage of the other contracting party at the costs of the outside shareholders. Reciprocally, this is also supposed to avoid an unjustified advantage for the outside shareholders at the costs of the other contracting party as a result of a tax increase. These principles also apply to the solidarity surcharge, which is charged as a supplement of the corporate income tax.

The profits of Schering AG are only in part subject to German corporate income tax. Therefore, the deduction is only calculated on the gross amount contained in the guaranteed dividend of EUR 3.70 per share which is burdened by German corporate income tax. According to the presently relevant circumstances, the proportionate compensation of EUR 3.70 per share of the profits subject to German corporate income tax is subject to 25% corporate income tax plus 5.5% solidarity surcharge, which is a total deduction of EUR 0.98. Together with the other proportionate compensation of EUR 0.90 per share resulting from profits which are not subject to German corporate income tax, this results in a guaranteed dividend after corporate income tax and solidarity surcharge of EUR 3.62 per share for each complete fiscal year, according to the circumstances prevailing at the time of signing the Domination and Profit and Loss Transfer Agreement and at the time this Report was prepared.

Convenience Translation - German Version legally binding

The mechanism for a possible adjustment of the guaranteed dividend in the case of future changes in the tax rate is shown in the following example: If the corporate income tax rate, for example, is reduced by one percentage point (from 25% to 24%), the regulation in § 4 (2) of the Agreement has the result that the deduction for corporate income tax and solidarity surcharge is reduced by an amount of EUR 0.04 (1% plus 5.5% solidarity surcharge on that amount, in total 1.055% of the proportionate guaranteed dividend from the profits subject to German corporate income tax). This increases the net guaranteed dividend payment received by the outside shareholders from EUR 3.62 by the amount of EUR 0.04 to EUR 3.66. On the other hand, an increase in the corporate income tax by one percentage point would lead to a reduction of the net payment of the guaranteed dividend of EUR 3.62 to EUR 3.59.

3.	Further Explanations on § 4 of the Agreement

The guaranteed dividend is granted for the first time for the complete fiscal year of Schering AG in which the Agreement takes effect (§ 4 (3) sentence 1 of the Agreement). The outside shareholders have no claim for dividends for fiscal years after 2007 for which the outside shareholders have a guaranteed dividend except to the extent that the dividends come from reserves or a profit carried forward from the period prior to the beginning of the profit transfer and a distribution is resolved by the Annual General Meeting. The claim for a dividend for the fiscal year of 2006, on the other hand, continues to exist according to the general rules, assuming that there is a balance sheet profit, because the profit transfer pursuant to § 2 (3) of the Agreement takes effect at earliest in the fiscal year of 2007. If the Agreement is still registered in the commercial register of the registered office of Schering AG during the course of 2006, the claims for dividends and for a guaranteed dividend will exist simultaneously. However, in this case, the guaranteed dividend per share is reduced by the amount which is distributed as a dividend per share for the fiscal year of 2006 pursuant to § 4 (3) sentence 2 of the Agreement.

If the Domination and Profit and Loss Transfer Agreement terminates during the course of a fiscal year of Schering AG or if the guaranteed dividend payment is to be made for a short fiscal year shorter than twelve months, the guaranteed dividend is reduced pro rata temporis (§ 4 (4) of the Agreement). This takes into account the fact that the fixed amount of the guaranteed dividend is calculated on the basis of a period of twelve months, thus, a full fiscal year.

Convenience Translation - German Version legally binding

§ 4 (5) provides at which time the guaranteed dividend becomes due. The guaranteed dividend to be paid by Dritte BV GmbH is due in each case on the first banking day after the Annual General Meeting of Schering AG for the respective preceding fiscal year.

§ 4 (6) sentence 1 of the Agreement regulates the adjustment of the guaranteed dividend in the case of a capital increase using corporate funds. If new shares are issued in the case of a capital increase using corporate funds, the guaranteed dividend per share decreases in such a manner that the total amount of the guaranteed dividend remains unchanged. The change in the number of shares held by an outside shareholder as a result of a capital increase using corporate funds does not affect the total amount of the guaranteed dividend in this case to which these shareholders are entitled. This is appropriate, because a capital increase using corporate funds, i.e. the change in booking of profit reserves or certain capital reserves to the share capital, does not have any influence on the value and the earnings position of the company, and because the new shares resulting from the capital increase using corporate funds are issued to the shareholders without any consideration. This also corresponds to the statutory provision in § 216 (3) AktG under which the commercial content of contractual relationships of the company to third parties is not affected by the capital increase using corporate funds. If no new shares are issued in the context of the capital increase using corporate funds, an adjustment of the guaranteed dividend is not required.

If the share capital of Schering AG is increased by cash contributions with granting a subscription right to the outside shareholders, the guaranteed dividend claim of outside shareholders also applies to the new shares in Schering AG resulting from the capital increase. § 4 (6) sentence 2 of the Agreement ensures in the case of such increases by Schering AG not only that claims of the outside shareholders for guaranteed dividends remain unaffected, but that also new outside shareholders joining the company are treated equivalently.

Convenience Translation - German Version legally binding

§ 4 (7) of the Agreement serves the purpose of protecting and treating all outside shareholders equally. If a shareholder of Schering AG asserts that the offered guaranteed dividend is too low, the shareholder may initiate proceedings in a so-called "Spruchverfahren" and apply for the determination of an adequate guaranteed dividend by the court. The provision in § 4 (7) of the Agreement grants all outside shareholders in the case of any such proceedings pursuant to §§ 1 et seq. of the respective Act (Spruchverfahrensgesetz, "SpruchG") a claim for the supplement of the guaranteed dividend if the court determines a higher guaranteed dividend in a non-appealable decision. This also applies if Dritte BV GmbH pays a higher guaranteed dividend vis-à-vis a shareholder of Schering AG in a settlement to avert or terminate proceedings under §§ 1 et seq. SpruchG concerning the adequacy of the guaranteed dividend. This claim also exists for those shareholders who have meanwhile accepted the compensation under § 5 of the Agreement. Furthermore, this claim also exists regardless of whether the shareholder participated in any such proceedings (see, § 13 sentence 2 SpruchG).

V.	Compensation (§ 5 of the Agreement)

Aside from the obligation to pay a guaranteed dividend under § 304 AktG, the Agreement must also contain an obligation of Dritte BV GmbH to acquire the shares of an outside shareholder of Schering AG upon demand for an adequate compensation set forth in the Agreement (§ 305 (1) AktG). Dritte BV GmbH offers the shareholders of Schering AG, wishing to leave the company as a result of the Domination and Profit and Loss Transfer Agreement, cash compensation in the amount of EUR 89.00 per share pursuant to § 305 (1) AktG.

1.	Type of compensation

a)	Legal basis

The Stock Corporations Act (Aktiengesetz) differentiates between three cases with regard to the type of compensation:

(i)	Compensation in shares of the other contracting party

If the other contracting party is not a controlled or majority held stock corporation or limited partnership based on shares with its registered office in a member state of the European Union or in another contracting State to the Treaty on the European Economic Region, the contract must provide for granting own shares of this company (§ 305 (2) no. 1 AktG).

Convenience Translation - German Version legally binding

(ii)	Choice between cash compensation and compensation in shares of the dominating company or the company holding the majority of shares in the other party

If the other contracting party is a controlled or majority held stock corporation or limited partnership based on shares and the dominating company is a stock corporation or limited partnership based on shares with its registered office in a member state of the European Union or in another contracting state to the Treaty on the European Economic Region, the contract must provide for either granting shares in the dominating company or company holding the majority shares or for a cash contribution (§ 305 (2) no. 2 AktG). In that a case, the domination and profit and loss transfer agreement is not required to provide for both types of compensation. Instead, the contracting parties can decide for one type of compensation.

(iii)	Cash compensation

In all other cases, the contract must provide for a cash compensation (§ 305 (2) no. 3 AktG).

b)	Reasons for granting cash compensation

The Agreement provides that Dritte BV GmbH is obligated to acquire the shares of any outside shareholder in Schering AG in exchange for cash compensation upon demand (§ 305 (2) no. 3 AktG). Each outside shareholder in Schering AG wishing to make use of the compensation offer receives a cash contribution per Schering share in the amount of EUR 89.00. The amount and the determination of the adequate cash compensation are explained and supported in more detail in section E.

The following reasons were primarily determinative for choosing a cash compensation:

(i)
Bayer AG holds a majority in and dominates Dritte BV GmbH. Compensation in shares of Dritte BV GmbH is, therefore, not possible even if this company was transformed from a GmbH to a stock corporation or to a limited partnership based on shares.

Convenience Translation - German Version legally binding

(ii)
Compensation in shares of the dominating company or the company holding a majority participation in the other contracting party, thus, Bayer AG, is also not provided for in the Domination and Profit and Loss Transfer Agreement. The granting of shares in Bayer AG is only possible if Dritte BV GmbH is first transformed into a stock corporation or a limited partnership based on shares. In addition, this type of compensation would require a cost and time intensive valuation of Bayer AG, including all of its affiliated enterprises. This would have led to a considerable additional effort and delay when preparing the Domination and Profit and Loss Transfer Agreement.

The Managing Directors of Dritte BV GmbH and the Management Board of Schering AG considered it appropriate under these circumstances to offer the outside shareholders a cash compensation in the Domination and Profit and Loss Transfer Agreement.

2.	Further explanations on § 5 of the Agreement

The obligations of Dritte BV GmbH to acquire the shares in Schering AG in exchange for compensation is subject to a deadline under § 5 (2) of the Agreement. The deadline ends two months after the date on which the registration of the existence of the Agreement in the Commercial Register at the registered office of Schering AG is publicly announced pursuant to § 10 HGB. The deadline for the compensation offer is permitted under the Stock Corporations Act (Aktiengesetz) and is customary. The regulation providing for a two month deadline (§ 5 (2) sentence 2) corresponds to the statutory regulation under § 305 (4) sentence 2 AktG.

Convenience Translation - German Version legally binding

Pursuant to § 4 (1) SpruchG, the outside shareholders of Schering AG may file an application for a decision by a court about the compensation to be granted within three months after the date on which the registration of the existence of the Agreement in the Commercial Register at the registered office of Schering AG is publicly announced pursuant to § 10 HGB. § 305 (4) sentence 3 AktG provides that the deadline for accepting the compensation ends at the earliest two months after the date on which the decision on the last decided application of a shareholder is publicly announced in the Federal Gazette in the case of an application for a determination by a court of the guaranteed dividend or the compensation. § 5 (2) sentence 3 of the Agreement clarifies that this statutory provision applies without any restrictions. If a court proceeding is initiated, the deadline to accept an offer of compensation ends accordingly two months after the date on which the decision on the last decided application of a shareholder is publicly announced pursuant to § 10 HGB.

The outside shareholders can decide to leave the company after registration of the existence of the Agreement in the Commercial Register in exchange for compensation and to receive the offered compensation, or instead they can continue to remain shareholders in Schering AG and receive the guaranteed dividend payment offered in § 4 (1) of the Agreement. With regard to the relationship of the guaranteed dividend to the compensation, see Section E II.

Under § 5 (3) of the Agreement, the acceptance of the offer for compensation for the outside shareholders of Schering AG is free of charge. This ensures that the shareholders are not burdened with expenses, commissions or other processing fees of the banks and that they receive the cash compensation without any reductions. This does not affect taxes which accrue on any capital gains of a shareholder. These taxes must be borne by the respective shareholder. Reference is made to Section D XI with regard to the tax effects for the shareholders of Schering AG.

§ 5 (4) of the Agreement reflects the principles discussed above with regard to § 4 (6) of the Agreement in cases in which the share capital is increased using corporate funds or in exchange for contributions. Reference is made to the corresponding explanations (above, Section D IV).

§ 5 (5) of the Agreement serves the protection and the equal treatment of all outside shareholders. The provision grants all outside shareholders a claim for supplemental compensation in the event of any court proceedings under §§ 1 et seq. SpruchG if a court determines a higher compensation in a non-appealable decision or if Dritte BV GmbH undertakes to pay a higher compensation in a settlement concluded in order to avert or terminate proceedings under §§ 1 et seq. SpruchG. This claim also exists if the shareholder has already received compensation, independent of whether the shareholder participated in any court proceedings.

Convenience Translation - German Version legally binding

The Agreement may be terminated pursuant to its § 6. If the termination is performed by Dritte BV GmbH, and if at that time the deadline for accepting the offer of cash compensation pursuant to § 5 (2) of the Agreement is already expired, each outside shareholder at that time is given the right pursuant to § 5 (6) of the Agreement to sell the Schering stock hold at the time of termination to Dritte BV GmbH. Dritte BV GmbH is required to acquire shares from each shareholder making use of this right for EUR 89.00 or for a higher amount per share determined in a non-appealable court proceeding on the cash compensation. This amount corresponds to the amount of the cash compensation set forth in § 5 (1) of the Agreement. This right to sell is intended to give shareholders who are still shareholders at the time the Agreement terminates as a result of notice of termination by Dritte BV GmbH the possibility to sell their shares at an amount corresponding to the original cash compensation offer if at that time the contractually set deadline for accepting the cash compensation already expired. This provides additional protection to the shareholders by going beyond what is required by law. This right may be exercised up to two months after the registration of the termination of the Agreement in the commercial register of Schering AG has been publicly announced pursuant to § 10 HGB. The sale of shares under § 5 (6) of the Agreement is also free of costs for the shareholders. The corresponding application of § 5 (4) takes possible increases of the share capital of Schering AG using corporate funds or in exchange for contributions into account.

As has already been stated, the above right to sell is however only applicable in the case of termination of the Agreement by Dritte BV GmbH. It should be noted that a normal notice of termination of the Agreement is precluded during the fixed contract period under § 6 (3) sentence 2 of the Agreement (see Section D VI).

VI.	Effectiveness and Term (§ 6 of the Agreement)

The Agreement requires the consent of the General Meeting of Schering AG and the consent of the shareholders' meeting of Dritte BV GmbH in order to be valid. It is intended that the shareholders' meeting of Dritte BV GmbH will approve the Agreement prior to the Extraordinary General Meeting of Schering AG onwhich will vote on the consent to the Agreement.

§ 6 (2) sentence 1 of the Agreement clarifies that the Agreement will only take effect upon registration of its existence in the Commercial Register at the registered office of Schering AG, in accordance with the statutory regulation in § 294 (2) AktG. According to § 6 (2) sentence 2 of the Agreement, this does not affect the obligation to transfer profits under § 2 (3) of the Agreement which comes into existence at earliest for the entire profit of the fiscal year beginning on 1 January 2007 (see already above, Section D II).

Convenience Translation - German Version legally binding

The Agreement does not limit the duration to a fixed term. Thus, the Agreement is concluded for an indefinite period. The Agreement may be terminated by either party for the first time by giving six months notice, effective at the end of the fiscal year which ends at least five calendar years after the beginning of the fiscal year in which the obligation to transfer profits under § 2 of the Agreement exists for the first time. This ensures that the prerequisites for the desired tax group exist. Pursuant to § 14 (1) sentence 1 no. 3 KStG, the Agreement must be concluded for at least five years. Since the necessary majority participation of Dritte BV GmbH in Schering AG did not yet exist at the beginning of the fiscal year of 2006 of Schering AG, which majority participation is also required to establish the tax group pursuant to § 14 (1) sentence 1 no. 1 KStG, this fiscal year is not taken into account when calculating the minimum duration of five years.

Upon expiration of the minimum duration, the Agreement will extend automatically by one year each if it has not been terminated in writing at least 6 months prior to its expiration. During the minimum term of the Agreement, the contracting parties may not give regular notice of termination.

Furthermore, under § 6 (4) sentence 1 of the Agreement, the contracting parties have the right to terminate the Agreement for just cause (wichtiger Grund), which right cannot be excluded by contract, without compliance with any notice period. Just cause for termination exists, if the party wishing to terminate the contract cannot be reasonably expected to continue the contractual relationship, taking all circumstances into account. For example, a deterioration of assets or earnings position of the controlled company, Schering AG, could entitle the company Dritte BV GmbH to terminate if the risks for the dominating company were no longer bearable and this company was not responsible for the situation. Schering AG could, for example, terminate if Dritte BV GmbH is not able to fulfill its obligations arising under the Domination and Profit and Loss Transfer Agreement (assumption of losses, guaranteed dividend and compensation). In light of the Comfort Letter by Bayer AG, this is only conceivable if Bayer AG could not provide Dritte BV GmbH with the financial means to fulfill its obligations. In particular, Dritte BV GmbH is entitled to terminate the Agreement for just cause if it no longer holds the majority of the voting rights under the shares in Schering AG. A termination for just cause does not affect the recognition of the tax group (see also, § 14 (1) sentence 1 no. 3 KStG).

Convenience Translation - German Version legally binding

VII.	Comfort Letter (§ 7 of the Agreement)

§ 7 (1) of the Agreement refers to the profit and loss transfer agreement between Dritte BV GmbH and Bayer AG which is in existence since 2004. According to this agreement, Bayer AG is required to compensate Dritte BV GmbH, pursuant to the provisions in § 302 AktG, for any annual net loss incurred during the course of the profit and loss transfer agreement. This guarantees that Dritte BV GmbH will be able to fulfill its obligations during the course of the profit and loss transfer agreement with Bayer AG.

Furthermore, § 7 (2) of the Agreement states that Bayer AG, without joining the Agreement, has issued a Comfort Letter in a separate action. The Comfort Letter is attached to the Agreement as an annex. Bayer has irrevocably and without any restrictions guaranteed in this Comfort Letter that Dritte BV GmbH is managed and furnished with sufficient funding to satisfy all obligations under the Domination and Profit and Loss Transfer Agreement with Schering AG in a complete and timely manner. Furthermore, Bayer AG assumes the unrestricted and irrevocable obligation in the Comfort Letter towards the outside shareholders of Schering AG who have claims under the Agreement against Dritte BV GmbH, to ensure that Dritte BV GmbH will satisfy these claims in a complete and timely manner, especially claims for the payment of the guaranteed dividend under § 4 of the Agreement and the compensation under § 5 of the Agreement. The Comfort Letter grants the outside shareholders of Schering AG their own claim against Bayer AG in the situation that Dritte BV GmbH does not comply with its obligations under the Agreement. The outside shareholders of Schering AG, thus, do have an additional protection which goes beyond the statutory required standard.

VIII.	Severability Clause (§ 8 of the Agreement)

§ 8 of the Agreement (Severability Clause) is intended to secure the continued validity of the substantive content of the Agreement if single provisions in the agreement become, contrary to the expectations, void completely or in part, inexecutable or fragmented.

Convenience Translation - German Version legally binding

IX.	Payment of the Guaranteed Dividend and the Cash Compensation (Bank Processing Technicalities)

Dritte BV GmbH has mandated Commerzbank AG as the central processing office for the technical processing of payment of the cash compensation pursuant to § 5 of the Agreement. The shareholders of Schering AG who want to accept the offer for compensation must instruct their securities account banks to make available their shares to the central processing office for the purpose of receiving the cash compensation. Simultaneously an exchange for proper transfer of the Schering stock, the cash compensation then will be paid. The processing of the cash compensation is free of any costs and commissions for the shareholders of Schering AG (see above, Section D V 2). The payment of the guaranteed dividend under § 4 of the Agreement is processed in the same manner as any other dividend payment.

Details on the processing will be announced without undue delay after registration of the Domination and Profit and Loss Transfer Agreement in the Commercial Register.

In the USA, as a result of the requirements of the US American capital markets law, the offer for cash compensation must be implemented by way of a public offering to the Schering shareholders who hold the Schering stock in form of ADS linked on the NYSE (see Section B I 4 a). This does not constitute an independent offer to the shareholders in Schering AG; rather, it is only a processing conducted under the requirements of US law for the cash compensation offer made under German stock corporation law (§ 305 AktG). Details will also be announced about this.

X.	Legal Effects on the Outside Shareholders of Schering AG / Choice Between Guaranteed Dividend and Cash Compensation

The implementation of the Domination and Profit and Loss Transfer Agreement has an impact on the outside Schering shareholders with regard to their rights of control and financial rights, including their claim for a dividend (see the preceding explanations to the Agreement in Section D IX). The outside shareholders are economically compensated for the detriment through the regulations on the guaranteed dividend and the cash compensation. The cash compensation offsets the detriment to the rights of control and financial rights flowing from the membership in the company; the guaranteed dividend replaces the dividend. The outside shareholders have the choice between the guaranteed dividend and the cash compensation (see Section E II).

Those shareholders choosing the compensation may sell their Schering stock to Dritte BV GmbH and will receive the compensation. Those shareholders selecting the guaranteed dividend will continue to remain shareholders of Schering AG and will receive the guaranteed dividend annually. They continue to be entitled to participate in the General Meetings of Schering AG and to exercise their shareholder rights.

Convenience Translation - German Version legally binding

The shareholders of Schering AG do not lose the right to the compensation by the fact that they have already accepted guaranteed dividends. It may occur that the offer of compensation is accepted only after guaranteed dividends have already been paid, especially if the deadline for accepting this offer is extended according to § 305 (4) sentence 3 AktG in the event of a court examination under the SpruchG of the compensation offered. In this situation, guaranteed dividends which have already been received will be set off against the claim for payment of interest on the cash compensation under § 305 (3) sentence 3 AktG. There will, however, be no set-off of received guaranteed dividends against the cash compensation itself. This corresponds to the statutory provisions, taking into account the case law of the German Federal Court of Justice (judgment dated 16 September 2002 - ref. no. II ZR 284/01).

The admission of Schering AG stock for trading on the stock exchange is not affected by the Domination and Profit and Loss Transfer Agreement taking effect. However, it is anticipated, that the Schering stock will no longer be listed in the German stock exchange index (DAX) in the future.

It may not be excluded that the larger part of the outside shareholders will accept the offer of compensation and that the number of widely held Schering stock will be diminished further. This may have the result that a proper trade on the stock exchange of Schering stock is no longer guaranteed. The resulting lack of liquidity in Schering stock may lead to greater fluctuations in the stock price for Schering stock than in the past.

When choosing between compensation and guaranteed dividend, it must be taken into account, that the compensation of EUR 89.00 has been fixed by the contracting parties in order to exceed the value per non-par Schering stock appraised by KPMG (EUR 87.63). However, the fixed guaranteed dividend of EUR 4.60 gross and EUR 3.62 net at present does exactly correspond to the value appraised by KPMG. Different from the compensation, the contracting parties have not fixed a higher guaranteed dividend than the value appraised by KPMG.

Finally, when choosing between compensation and guaranteed dividend, it must also be taken into account that Dritte BV GmbH may also issue disadvantageous instructions to Schering AG under the Domination and Profit and Loss Transfer Agreement if such instructions serve the interests of the Bayer Group. Such disadvantageous instructions may have considerable negative effects on the assets and earnings situation of Schering AG which would continue to exist after a termination of the Domination Profit and Loss Transfer Agreement, notwithstanding the obligation of Dritte BV GmbH to compensate for any losses. If the Agreement ends as a result of termination by Dritte BV GmbH, the outside shareholders are, however, entitled to sell their shares to Dritte BV GmbH pursuant to § 5 (6) of the Agreement at the set compensation amount of EUR 89.00 or for a higher amount per share set in a non-appealable court decision (see above, Section D V).

Convenience Translation - German Version legally binding

XI.	Tax Effects on the Outside Shareholders of Schering AG

1.	General

The following part provides a brief summary of some principles of taxation in German law; in the context of the Agreement, these principles may be relevant to the outside shareholders of Schering AG who are subject to unrestricted taxation in Germany.

The tax effects on shareholders of Schering AG who are not subject to unrestricted taxation in Germany will not be dealt with in this chapter. These effects depend, inter alia, on the provisions of German tax law, the tax law of the state of domicile of the respective shareholder as well as on the regulations of any existing double taxation agreements.

In general, the explanations provided are restricted to corporate income tax, solidarity surcharge, income tax, capital yield tax as well as trade tax and concentrate on certain aspects of these taxes. This is based only on the current state of the law. For example, particular aspects of stock acquired in return for a tax privileged contribution under the terms of the Mergers and Reorganization Tax Act (Umwandlungssteuergesetz) will not be discussed.

Finally, no guarantee is given for the completeness and correctness of this presentation. With regard to the details of tax law and in cases of doubt, it is absolutely necessary to consult a tax advisor who only is able to fully assess the particular tax situation of the individual shareholder.

2.	Taxation of Guaranteed Dividend Payments to the Shareholders

The guaranteed dividend payments under § 4 (1) of the Agreement are subject to the general rules on the taxation of dividends for the concerned shareholders of Schering AG. First of all, the taxation of these payments depends on whether the respective shares belong to the private or business assets of the relevant shareholder.

Convenience Translation - German Version legally binding

a)	Shares held as Private Assets

In the case of natural persons holding shares as private assets, half of the guaranteed dividend payment is generally regarded as income from capital assets which is subject to income tax (so-called "semi-income procedure"). In addition, the solidarity surcharge applies. Any costs incurred in connection with the guaranteed dividend payments ("deductible costs") may only be deducted at a level of one half as a general rule. If no higher deductible costs are proven, the entire income from capital assets is granted a lump sum costs deduction in the amount of EUR 51 (or EUR 102 for jointly assessed spouses) in each calendar year. The portion of the guaranteed dividends which is subject to taxation, taken together with other income from capital assets, is not taxed to the extent that it does not exceed the annual tax free saving amount of currently EUR 1,370 (or EUR 2,740 for jointly assessed spouses) after deduction of the actual deductible costs (in the case of dividends and guaranteed dividends, one half) or the lump sum deductible costs. According to the draft of the 2007 Tax Law Amendment Act, however, it is planned to reduce the free amount of savings to EUR 750 (or EUR 1,500 for jointly assessed spouses).

b)	Shares held as Business Assets

In the case of shares representing business assets, the taxation of the guaranteed dividend depends on whether the shareholder is subject to corporate income tax under §§ 1 and 2 KStG, whether the shareholder is a natural person or a partnership.

(i)	Shareholder is Subject to Corporate Income Tax under §§ 1, 2 KStG

Guaranteed dividends, just as regular dividends, are as a general rule not subject to corporate income tax. 5% of the guaranteed dividend, however, is considered to be a non-deductible business expense and is, therefore, subject to corporate income tax (plus solidarity surcharge). Thus, the guaranteed dividend is generally exempt from corporate income tax up to an amount of 95%. Aside from this, business expenses standing in a direct economic context withthe guaranteed dividends may be deducted in full.

Convenience Translation - German Version legally binding

(ii)	Shareholder is a Natural Person

If the shares are held in the business assets of an individual entrepreneur, one half of the guaranteed dividend is deemed to be income from business for the purposes of income tax. As a general rule, only one half of the business expenses having a direct connection to the guaranteed dividend payments may be deducted.

(iii)	Shareholder is a Partnership

If the shareholder is a partnership, income tax or corporate income tax (plus solidarity surcharge) is levied only at the level of the respective partner. The taxation generally follows the rules described for these taxes under (i) and (ii) which would apply if the partner were a direct shareholder in Schering AG.

In the cases discussed under (i) through (iii) the guaranteed dividend payments to the respective shareholder (subject to corporate income tax under §§ 1, 2 KStG, natural person or partnership) are, in addition, fully subject to trade tax if the shares belong to the business assets of a domestic commercial business. If the respective shareholder had a participation of at least 10% in the share capital of Schering AG during the relevant assessment period, the described release for corporations - exemption of 95% of the guaranteed dividend from trade tax - applies accordingly; in the case of natural persons, the guaranteed dividends are completely exempt from trade tax under § 9 no. 2a German Trade Tax Act (Gewerbesteuergesetz). If a partnership was the shareholder at the beginning of the relevant assessment period and held at least 10% in the share capital of Schering AG, the previously mentioned exemptions would apply accordingly to the partnership to the extent that its partners are corporations or natural persons. To the extent that a natural person is a shareholder or a partner of the partnership in case (iii), any applicable trade tax will be credited against the personal income tax under a simplified procedure.

3.	Capital Gains Tax on Guaranteed Dividend Payments

As a general rule, Schering AG must withhold the capital yield tax (Kapitalertragsteuer) for the account of the shareholder and transfer it to the tax authorities. This withholding tax amounts to 20% of the guaranteed dividends plus a solidarity surcharge of 5.5% of the capital yield tax, thus a total tax rate of 21.1%. The tax withholding is generally independent of whether the guaranteed dividend is completely or partially exempt from tax at the shareholder level. The capital yield tax and the solidarity surcharge are credited against the shareholder's individual tax debt or reimbursed in the case of an excess.

Convenience Translation - German Version legally binding

No such deduction takes place if the shareholders have presented to their depositary bank a certificate from the tax office at their residence/registered seat releasing them from withholding tax. This also applies if shareholders who are natural persons have submitted an exemption order (Freistellungsauftrag) to their bank, but only to the extent that the volume of the exemption determined in the order has not already been exhausted by other earnings from capital assets. In particular cases, tax exempt corporations submitting an exemption certificate to their depositary bank will also receive full dividend payments from them without any deduction of capital yield tax and solidarity surcharge.

4.	Taxation of Compensation Payments to the Shareholders

Under § 5 (1) of the Agreement, Dritte BV GmbH offers a cash compensation to those outside shareholders of Schering AG wishing to leave the company due to the conclusion of the Agreement. This compensation amounts to EUR 89.00 for each share in Schering AG.

The transfer of the shares to Dritte BV GmbH in exchange for the receipt of the cash compensation constitutes a taxable sale for the outside shareholders of Schering AG.

A capital gain is realized if the cash compensation in the amount of EUR 89.00 for a Schering share exceeds the fiscal acquisition costs or the fiscal book value for the respective shareholder. If the cash compensation is less than the costs of acquisition or the book value of the share for the shareholder, there is a capital loss.

The way capital gains are assessed to tax and capital losses may be asserted depends on whether the share belongs to the private assets or to the business assets of the relevant shareholder.

a)	Shares held as Private Assets

If the shareholder of Schering AG is a natural person holding the share in his private assets, half of the capital gain would be subject to income tax (plus solidarity surcharge) if the transfer of the share to Dritte BV GmbH takes place within one year after the acquisition or, after expiration of this period, if the shareholder had a direct or indirect participation of at least 1% in the capital of Schering AG during the five years preceding the transfer. If the shareholder acquired the shares free of charge, he benefits from the period of possession and the level of participation of the predecessor in interest or, in the case of more than one transfer free of charge, all of the predecessors in interest. As a general rule, only one half of a capital loss may be deducted.

Convenience Translation - German Version legally binding

If the shareholder (or one of his predecessors in right) did not have a participation of at least 1% in Schering AG during the five years prior to the transfer of the shares and if the shareholder sells his shares within one year after the acquisition, the taxable portion of the capital gain (or one half of the capital gain) will be tax exempt if it does not exceed EUR 512 together with other profits from private sales in the calendar year. In this case, a capital loss can only be credited against profits realized from private sales transactions in the same calendar year or, otherwise, on certain conditions against positive income from private sales transactions in the preceding year or the subsequent years.

If the shareholder at any point in time during the five years preceding the sale had a direct or indirect participation of at least 1% in the capital of Schering AG, the taxable capital gain (or half of the capital gain) will be subject to income tax to the extent that it (or this half) exceeds the portion of EUR 9,060 corresponding to the portion sold in the capital of Schering AG. This exempt amount is reduced by the amount of which the portion of the capital gain subject to tax (or half of the capital gain) exceeds the portion of EUR 36,100 which corresponds to the share sold in the capital of Schering AG.

b)	Shares held as Business Assets

In the case of shares representing business assets, the taxation depends on whether the seller is subject to corporate income tax pursuant to §§ 1 and 2 KStG or whether the seller is a natural person or a partnership.

(i)	The Shareholder is Subject to Corporate Income Tax under §§ 1, 2 KStG

A capital gain from the transfer of the shares is as a general rule exempt from corporate income tax and trade tax. 5% of the capital gain, however, is deemed to be a non-deductible business expense and is, therefore, subject to corporate income tax (plus solidarity surcharge) and, if the shares belong to the assets of a domestic commercial business, to trade tax. Thus, 95% of any capital gain is generally tax exempt.

Convenience Translation - German Version legally binding

Any capital gain is subject in complete to corporate income tax (plus solidarity surcharge) and trade tax to the extent that any tax effective depreciation was taken on the shares in previous years and this has not been offset by a so called recovery of value.

Capital losses and other reductions of profit in connection with the shares sold may not be deducted as business expenses.

(ii)	Shareholder is a Natural Person

Generally, only one half of the capital gain from the transfer of shares held in the business assets of a natural person is subject to income tax (plus solidarity surcharge) and, if the share belongs to the business assets of a domestic commercial business, to trade tax. The trade tax is credited against the personal income tax of the shareholder according to a simplified procedure.

If a write down has been taken on the shares in the past, and the write down had a tax effect in complete, the capital gain will be subject in full to tax.

Only half of any capital losses and any expenses incurred in an economic context with the sale may be deducted. On certain conditions and only for a limited period of time, capital gains may be allocated to other assets up to a maximum amount of EUR 500,000.

(iii)	Shareholder is a Partnership

A capital gain is subject to trade tax at the level of the partnership; as a general rule, 95% of the capital gain is exempt from trade tax. To the extent that a natural person is a partner in the partnership, half of the capital gain is subject to trade tax. This is credited under a simplified procedure against the personal income tax of the partner.

Income tax or corporate income tax (plus solidarity surcharge) on the capital gain is only levied at the level of the respective partner in a partnership. He is therefore treated as if he was a direct shareholder in Schering AG - the rules described under (i) and (ii) apply.

Convenience Translation - German Version legally binding

5.	Special Rules for Certain Companies in the Financial and Insurance Sectors

If the shareholder is a credit institution or financial services institution within the meaning of the German Banking Act (Gesetz über das Kreditwesen, "KWG"), and if the shares are allocated to the trading book of the shareholder under § 1 para. 12 KWG, guaranteed dividends and capital gains will be subject to taxation without any restrictions. This also applies to shares which have been acquired by a financial enterprise within the meaning of the KWG for the purpose of realizing short term trade benefits for itself as well as to shares which are held by a life insurance or health insurance company as capital investments or which are held by a pension fund.

XII.	Tax Effects of the Agreement on Schering AG

Provided that the other statutory preconditions for a tax group under corporate income tax and trade tax are fulfilled, the Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH and Schering AG has the consequence that the profit of Schering AG prior to the profit transfer but after deduction of the guaranteed dividend, is no longer subject to corporate income tax and trade tax at the level of Schering AG. With regard to the guaranteed dividend, Schering AG owes corporate income tax including the solidarity surcharge in accordance with § 16 KStG (the basis of assessment for the corporate income tax is 4/3 of the guaranteed dividend rendered). According to the view of the tax administration, compensation payments within a tax group do not constitute distributions based on a resolution on application of profits under corporate law. Therefore, the provision of § 37 KStG does not apply according to which corporate income tax credits may be realized.

According to the current state of the law, the realization of corporate income tax credits (§ 37 KStG) is - in principle - equally excluded with regard to transfers of profits within a tax group. § 37 KStG does, however, apply to reserves of Schering AG that were established prior to the tax group, if these reserves are converted into profits as shown in the balance sheet and distributed to the shareholders on the basis of a resolution on application of profits. In addition, § 37 KStG applies in the case of profit transfers under § 14 para. 3 KStG. Such a distribution may be assumed if the net income of Schering AG under commercial law which is to be transferred after the tax group takes effect exceeds the taxable profit and if this difference is the result of a cause prior to the beginning of the tax group. In the reverse case, i.e. if the taxable profit exceeds the net income under commercial law and if the difference is due to a cause prior to the commencement of the tax group, this profit will be regarded as a capital contribution to Schering AG.

Convenience Translation - German Version legally binding

As a result of the tax group, Schering AG is liable under § 73 German General Tax Code (Abgabenordnung) for those taxes of the company carrying the tax group to which the tax group is relevant for tax purposes. This liability also applies to claims for tax reimbursements.

E.
Explanation on the Amount of Guaranteed Dividend
pursuant to § 304 AktG and the Amount of Compensation pursuant to § 305 AktG

I.	Preamble

Pursuant to § 304 AktG, a domination and profit and loss transfer agreement must contain a guaranteed dividend for the outside shareholders in form of a recurrent cash payment relating to the shares in capital stock. According to § 304 (2) sentence 1 AktG, the guaranteed dividend must be in form of an annual recurrent cash payment at least in the amount which would be distributable as average profit per share based on the past earnings situation of the controlled company and its future prospects for earnings, taking into account reasonable depreciation and value adjustments, but without creation of other profit reserves.

According to § 305 AktG a domination and profit and loss transfer agreement must contain the obligation of the dominating company to, upon demand of an outside shareholder, purchase his shares for a determined, adequate compensation. Pursuant to § 305 (3) sentence 2 AktG, the compensation has to take into account the company's situation at the time of the resolution of the General Meeting on the agreement. As judged on 27 April 1999 by the German Constitutional Court (Bundesverfassungsgericht), the existing stock exchange share price must be taken into consideration when determining the amount of the compensation pursuant to § 305 AktG. In general the stock exchange share price is the lowest compensation amount to be paid to the shareholder.

The relevant date for evaluating the compensation and the guaranteed dividend is the day of the planned Extraordinary General Meeting of Schering AG which will resolve on the Domination and Profit and Loss Transfer Agreement, thus 13 September 2006.

Convenience Translation - German Version legally binding

The Management Board of Schering AG and the Managing Directors of Dritte BV GmbH, together with Bayer AG, jointly instructed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG") to assist them in determining the guaranteed dividend in terms of § 304 AktG and the adequate compensation in terms of § 305 AktG and to prepare an independent expert opinion on the determination of the equity value of Schering AG as of the time of the planned General Meeting (13 September 2006).

KPMG prepared its expert opinion in accordance with the principles for the valuation of businesses set forth in Standard S 1 of the Institute of Certified Public Accountants ("IDW S 1") and in the time period from 22 May until 27 July 2006.

After finalization of its expert opinion work on 26 July 2006, KPMG, in their role as a neutral appraiser in the meaning of IDW S 1, concluded that the objective equity value in terms of IDW S 1 of the Schering AG is EUR 16.723 billion as of 13 September 2006. With 190,841,000 Schering shares outstanding, this results in a value of EUR 87.63 per Schering share. According to the findings of KMPG, this amount is higher than the volume-weighted, average three months stock exchange share price of the Schering share prior to the preparation of the expert opinion and thus forms an adequate compensation in terms of § 305 AktG. According to the findings of KPMG, the adequate guaranteed dividend in terms of § 304 AktG derived from the equity value amounts to currently net EUR 3.62 per non-par share.

After finalization of its expert opinion work on 26 July 2006, KPMG reported these findings to Bayer AG, Dritte BV GmbH and Schering AG. The Management Board of Bayer, in coordination with the Managing Directors of Dritte BV GmbH, then offered to the Management Board of Schering AG to agree in the Domination and Profit and Loss Transfer Agreement on a compensation in the amount of EUR 89.00 per non-par share. With respect to the guaranteed dividend it was offered to Schering AG to agree on the amount of EUR 3.62 EUR net per non-par share concluded as adequate guaranteed dividend by KPMG. KPMG reconfirmed these findings in its expert opinion executed on 27 July 2006. Inter alia, KPMG has adequately considered the difficulties due to the uncertain outcome of the negotiations with Chiron with respect to the manufacture of Betaferon®/Betaseron® (above, Section B I 6 c).

On 31 July 2006, Schering AG informed in a so called ad hoc disclosure under § 15 WpHG (Wertpapierhandelsgesetz - German Securities Trade Act) that it has voluntarily recalled the x-ray contrast agent Ultravist® Injection 370 mgI/ml (iopromide injection). In the same ad hoc disclosure Schering AG announced results observed in two recently completed placebo-controlled, randomized, double-blind clinical studies of Sargramostim for the treatment of Crohn's disease. Results from the phase III clinical study (n.o.v.e.l. 4) suggested a treatment benefit but failed to demonstrate superiority in the two primary endpoints of response and/or remission at eight weeks compared to placebo.

Convenience Translation - German Version legally binding

In parallel to the evaluation process at Schering, KPMG had been instructed to provide an indicative estimation of the impacts on the value resulting from a possible recall of Ultravist 370. In the "Indicative estimation of the impacts on the value resulting from a possible recall of Ultravist 370" dated 30 July 2006, KPMG concluded under certain assumptions and estimations that the indicative value per Schering share would be lower than the value per Schering share of EUR 87.63 determined in the expert opinion of 27 July 2006 by approximately EUR 0.74. According to KPMG, the guaranteed dividend payment derived from the equity value would be lower by EUR 0.03 than the guaranteed dividend of EUR 3.62 (net) per non-par share determined in the expert opinion. The "Indicative estimation of the impacts on the value resulting from a possible recall of Ultravist 370" by KPMG is attached to this Report as an annex. At the execution date of this Report, due to the limited information level, any further assessment and, in particular, an update of the expert opinion by KPMG on the determination of the equity value of Schering AG was not possible.

Schering AG is currently conducting an in-depth analysis of the results of the phase III study (n.o.v.e.l. 4) with Sargramostim for Crohn's disease and will discuss the results with the regulatory agencies. At present, neither KPMG nor the Management Board of Schering AG and the Managing Directors of Dritte BV GmbH are able to assess the effects resulting from this information on the equity value of Schering AG.

At present, the Management Board of Schering AG and the Managing Directors of Dritte BV GmbH cannot rule out that, due to the recall of Ultravist 370 and the results of the phase III study with Sargramostim, the equity value of Schering AG at the relevant date, the day of the Extraordinary General Meeting of Schering AG (13 September 2006), will be lower than the equity value of Schering AG determined by KPMG as of 13 September 2006 in its expert opinion dated 27 July 2006.

Convenience Translation - German Version legally binding

On 31 July 2006, the Management Board of Bayer AG informed the Management Board of Schering AG that, despite the above information, its offer from 26 July 2006 to provide for a compensation of EUR 89.00 per non-par share and a guaranteed dividend of currently net EUR 3.62 per non-par share in the Domination and Profit and Loss Transfer Agreement remains unchanged. The Managing Directors of Dritte BV GmbH have agreed to this offer. The potential effects of the recall of Ultravist 370 and the results of the clinical phase III study (n.o.v.e.l. 4) with Sargramostim for Crohn's disease on the equity value of Schering AG were not taken into account, since a sufficiently reliable estimate as to the effects on the value could not be made at the time the Agreement was concluded. The Management Board of Schering AG accepted the offer made by Bayer AG and Dritte BV GmbH on the basis of the equity value determined by KPMG according to the standard IDW S 1 in the expert opinion of 27 July 2006 and on the basis of the average stock exchange share price.

In the following the main reasons and considerations of the parties for determining the amount of the adequate guaranteed dividend and the adequate compensation are described.

II.	Calculation and Determination of the Adequate Guaranteed Dividend Pursuant to § 304 AktG

Under § 4 of the Agreement, Dritte BV GmbH guarantees for the term of the Agreement a guaranteed dividend of EUR 4.60 gross per non-par share to the outside shareholders of Schering AG.

The reasons for agreeing on a fixed guaranteed dividend have already been explained in Section D IV.

The Management Board of Bayer AG and the Managing Directors of Dritte BV GmbH have decided to provide for the amount of the guaranteed dividend payment on the basis of the findings in the expert opinion of KPMG and the equity value of Schering AG determined therein. According to the findings of KPMG in the expert opinion of 27 July 2006, the adequate guaranteed dividend derived from the equity value in accordance with § 304 AktG amounts to currently net EUR 3.62 (gross EUR 4.60) per non-par share. The potential effects of the recall of Ultravist 370 and the results of the phase III study (n.o.v.e.l. 4) with Sargramostim for Crohn's disease on the equity value of Schering AG have not been taken into account, since a sufficiently reliable assessment of the effects on the value was not possible at the time of the excution of the Agreement. This decision is the result of a commercial decision-making process in which the advantages and disadvantages of the available options were evaluated. The Management Board of Schering AG has accepted the offer made by Bayer AG and Dritte BV GmbH on the basis of the equity value determined by KPMG according to the standard IDW S 1 in the expert opinion of 27 July 2006.

Convenience Translation - German Version legally binding

The Management Board of Schering AG and the Managing Directors of Dritte BV GmbH adopted the findings of the expert opinion of KPMG to evaluate the equity value and the adequate guaranteed dividend and incorporate it by reference into this Report. The expert opinion of KPMG of 27 July 2006 is attached in a complete version as an annex to this Report.

When determining the guaranteed dividend, the contracting parties in particular took into account the case law of the German Federal Court of Justice (Bundesgerichtshof) ("Ytong", decision of 21 July 2003, ref. II ZB 17/01) . In this case the German Federal Court of Justice decided that as starting point the outside shareholders must be granted a guaranteed dividend in terms of § 304 AktG (1) sentence 1, (2) sentence 1 AktG in the fixed amount of the anticipated distributable gross profit per share, of which corporate income tax in the applicable tax rate must be deducted. For details reference is made to section D IV.

III.	Calculation and Determination of the Adequate Compensation Pursuant to § 305 AktG

§ 5 of the Agreement provides that Dritte BV is obligated to purchase upon demand of any outside shareholder its shares for a compensation (§ 305 (2) no. 3 AktG). Each outside shareholder of Schering AG who wishes to accept the compensational offer, will receive a compensation payment in the amount of EUR 89.00 per Schering non-par share.

The main reasons for agreeing on a cash compensation have already been explained in Section D V.

The Management Board of Bayer AG and the Managing Directors of Dritte BV GmbH have decided by offering a cash compensation in the amount of EUR 89.00 per non-par share to exceed the amount determined in accordance with IDW S1 and in consideration of the stock exchange share price and assessed as adequate by KPMG and to make an attractive offer to the Schering shareholders. This decision to exceed the amount of EUR 87.63 determined as adequate by KPMG in its expert opinion of 27 July 2006 is the result of a commercial decision-making process evaluating the advantages and disadvantages of the available options. The same applies to the decision made on 31 July 2006 not to consider the potential effects on the equity value of Schering AG of the recall of Ultravist 370 and the results of the phase III study (n.o.v.e.l. 4) with Sargramostim for Crohn’s disease, since a sufficiently reliable assessment of the effects on the value could not be made at the time the Agreement was concluded. Although there is no such legal obligation, the above mentioned decisions also took into account that a price of EUR 89.00 per Schering share had been paid under the tender offer. In addition, the objective of the Bayer group was taken into account to give an incentive to as many shareholders of Schering as possible to opt for the cash compensation. The Management Board of Schering AG accepted the offer made by Bayer AG and Dritte BV GmbH on the basis of the equity value determined by KMPG according to the standard IDW S 1 in the expert opinion of 27 July 2006 as well as on the basis of the average stock exchange share price.

Convenience Translation - German Version legally binding

The Management Board of Schering AG and the Managing Directors of Dritte BV GmbH are of the opinion that the amount of EUR 89.00 is an adequate compensation in terms of § 305 AktG for the outside shareholders of Schering AG. This is based upon the following considerations.

The compensation of EUR 89.00 agreed upon in the Agreement exceeds the amount determined as adequate compensation in terms of § 305 AktG by KPMG (EUR 87.63) by EUR 1.37. In its valuation of Schering AG according to IDW S 1 as of the date of the planned General Meeting, 13 September 2006, KPMG determined an equity value in the total amount of EUR 16.723 billion and EUR 87.63 per non-par share. Taking into account the volume-weighted average stock exchange share price of the Schering share during the last three months prior to the execution date of the expert opinion, KPMG came to the conclusion that an amount of EUR 87.63 per Schering share is an adequate compensation in terms of § 305 AktG.

The Management Board of Schering AG and the Managing Directors of Dritte BV GmbH adopted the findings of the expert opinion of KPMG to evaluate the equity value and the adequate compensation and incorporate it by reference into this Report. The expert opinion of KPMG of 27 July 2006 is attached in a complete version as an annex to this Report.

When determining the compensation amount, the parties also have taken into account the stock exchange share price of the Schering share. According to the decision of the German Federal Court of Justice of 12 March 2001 substantiating the guidelines given by the German Constitutional Court, the reference price for determining the relevant share price is in general the average share price over a period of three months provided that no opposing influencing factors exist. An average share price shall eliminate possible manipulative factors and short term distortions. The three months reference period shall end immediately before the record date, which is the day of the General Meeting. The parties are of the opinion that the weighted average domestic exchange share price is relevant. This is in line with the legislator's decision made in § 5 (1) and (3) of the Regulation on Public Offers for the Acquisition of Securities and on Takeovers (Verordnung über öffentliche Angebote zum Erwerb von Wertpapieren und Unternehmensübernahmen) according to which the minimum price of a takeover bid or a mandatory bid must be derived from the weighted average domestic exchange share price.

Convenience Translation - German Version legally binding

The General Meeting of Schering AG that will resolve on the Domination and Profit and Loss Transfer Agreement is planned for 13 September 2006. An average three months share price of Schering shares at this record date can naturally not be determined on 31 July 2006, the execution date of the Domination and Profit and Loss Transfer Agreement and of this Report. At present, the last available volume and stock exchange weighted three months average share price of Schering shares is of 28 July 2006 and is EUR 86.61 (source: Bloomberg L.P.). The adequate compensation of EUR 89.00 provided in the Agreement exceeds this price by EUR 2.39.

The last current available volume weighted three months average domestic exchange share price of Schering shares, determined by the BaFin (German Financial Authority), refers to 21 July 2006 and is EUR 86.46 (source: www.bafin.de). The adequate compensation of EUR 89.00 provided in the Agreement exceeds this by EUR 2.54.

According to the information available as of the execution date of this Report (31 July 2006), the parties assume that, provided that future trading volumes will be comparable to recent activity and there will be no manipulative factors and short term distortions, the compensation amount of EUR 89.00 will be above the volume weighted three months average domestic exchange share price of Schering shares prior to the day of the planned General Meeting. Therefore and taking into account the evaluation of KPMG according to IDW S 1 that EUR 87.63 per non-par share is an adequate compensation, Dritte BV GmbH is of the opinion that in case of a future legal action in a so-called "Spruchverfahren" the adequateness of the compensation of EUR 89.00 will be confirmed.

Finally, the compensation of EUR 89.00 per non-par share provided in the Agreement is identical with the price that Dritte BV GmbH paid to the shareholders of Schering within the tender offer. Therefore, the outside shareholders are not treated better or worse than those shareholders who accepted the tender offer of Dritte BV GmbH.

Convenience Translation - German Version legally binding

However, when determining the adequate compensation in terms of § 305 AktG, there was no legal obligation to match the price of EUR 89.00 paid per non-par share within the tender offer. Under the clear guidelines by the German legislator, due to their different purposes, the regulations on price determination set forth in the Act on the Acquisition of Securities and on Takeovers in Germany (Wertpapiererwerbs- und Übernahmegesetz, "WpÜG") do not apply when determining the adequate compensation. The compensation in terms of § 305 AktG compensates for the interference in control and dividend rights resulting from the domination and profit and loss transfer agreement. In contrast, the regulations on price determination set forth in the WpÜG aim to treat all shareholders equal when deciding to accept a tender offer.

The Management Board of Bayer AG and the Managing Directors of Dritte BV GmbH are of the opinion that the compensation of EUR 89.00 exceeding the equity value determined by KPMG in the expert opinion of 27 July 2006 is an attractive offer. Each shareholder of Schering has the choice to accept the compensation offer, in which case it will no longer be shareholder in Schering, or to accept the guaranteed dividend, in which case it will remain shareholder of Schering. Each shareholder must make his own decision taking into account his individual circumstances and his personal estimates of the possible development of the equity value of Schering AG and the stock exchange share price of Schering shares. For further details reference is made to section D X.

F.
Examination of the Agreement

Upon joint application of the Management Board of Schering AG and the Managing Directors of Dritte BV GmbH, the District Court (Landgericht) Berlin selected Warth&Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, as the joint expert auditor and appointed them by order dated 19 May 2006 (§§ 293b and 293c AktG). The expert auditor prepares a separate report about the results of his audit. The audit report, just as this Report, will be made available to the shareholders of Schering AG for review in accordance with the provisions under the German Stock Corporations Act (Aktiengesetz) as of the day of the convocation of the General Meeting of Schering AG which will vote on the Domination and Profit and Loss Transfer Agreement.

Convenience Translation - German Version legally binding

31 July 2006
Dritte BV GmbH The Managing Directors
Dr. Armin Buchmeier		Dirk Rosenberg

Berlin, 31 July 2006
Schering Aktiengesellschaft The Management Board
Dr. Hubertus Erlen		Dr. Karin Dorrepaal
Dr. Ulrich Köstlin		Prof. Dr. Rainer Metternich
Prof. Marc Rubin, MD		Dr. Jörg Spiekerkötter

Convenience Translation - German Version legally binding

Annexes

Convenience Translation - German Version legally binding

Annex 1:
Independent expert opinion by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft for the determination of the equity value of Schering AG as of 13 September 2006 dated 27 July 2006

Convenience Translation - German Version legally binding

Annex 2:
Indicative estimation by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft of the impacts on the value resulting from a possible recall of Ultravist 370 dated 30 July 2006

Convenience Translation - German Version legally binding

Important Information

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. At the time of commencement of the mandatory compensation offer, Dritte BV GmbH will file a Tender Offer Statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in respect of the mandatory compensation offer.

Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the Tender Offer Statement and all other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC's website (http://www.sec.gov), at the website http://www.schering.de or at the website http://www.bayer.de.

This Report contains certain forward-looking statements based on current assumptions and forecasts made by the management of Schering AG and Dritte BV GmbH. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Schering AG, Bayer AG and Dritte BV GmbH and the estimates given here. These factors include those discussed in the public reports of Schering AG and Bayer AG filed with the Frankfurt Stock Exchange and the reports filed with the SEC (including Form 20-F). Schering AG and Dritte BV GmbH assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.